

05062355

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: July, 2005

Commission File Number: SEC #1-13812

Pacific Rim Mining Corp.
(Translation of registrant's name into English)

#410 – 625 Howe Street, Vancouver, B.C. V6C 2T6 Canada
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): __X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ______ No __X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

Date: July 28, 2005

By: K. Church

Kathryn A. Church
Corporate Secretary

Exhibit Index

Exhibit Number	Exhibit Description	Sequential Page No.
1	Annual Report to Shareholders	

PACIFIC RIM
MINING CORP.


SEC MAIL PROCESSING
RECEIVED
2005
WASH, D.C.
192
SECTION

2005 ANNUAL REPORT

Corporate Profile

Pacific Rim is a revenue-generating, advanced-stage gold exploration company that is environmentally and socially responsible. The Company utilizes cash flow from its 49% joint venture interest in the Denton-Rawhide gold heap leach operation in Nevada to explore, define and develop its high-grade, low operating cost El Dorado gold project in El Salvador, and to acquire high quality gold projects with the ability to further advance the growth profile of the Company.

Pacific Rim's corporate goal is to become a low-cost, intermediate level gold producer through the discovery, development and operation of high-grade, gold mines.

Pacific Rim shares trade on The Toronto Stock Exchange (TSX) and American Stock Exchange (AMEX) under the symbol PMU. For additional information regarding Pacific Rim Mining Corp., visit www.pacrim-mining.com.



Table of Contents

Fellow Shareholders,

Pacific Rim's evolution from a precious metals exploration company into a highly profitable, intermediate level gold producer is a story with many chapters, an important one of which was written during the past fiscal year.

In January 2005, Pacific Rim released the results of a pre-feasibility study on the Minita deposit on our flagship El Dorado gold project in El Salvador; the project we believe will carry us to our low-cost producer goal. And the results were good: an Internal Rate of Return of 18%, cash flow of US $43 million and most importantly, cash operating costs of $163 per ounce of gold, far below the current industry average of over $250 per ounce. If we were to build a mine at the Minita deposit today, Pacific Rim would be the lowest cost North American-based junior gold producer.

The Minita deposit more than satisfies the low-cost aspect of our corporate goal, but at 80,000 ounces of gold production projected per year, it would be below intermediate-level producer status. With our discovery of the Nance Dulce and South Minita gold zones last year, we believe we are on our way to increasing the El Dorado gold resource and developing an operation that would potentially exploit two or more deposits simultaneously to achieve intermediate-level producer status.

South Minita, in particular, appears to be a good bet for expanding the El Dorado resource in the near term. This gold zone is hosted in the same vein system as, and comes within 450 meters of, the Minita deposit. Definition drilling of South Minita, which commenced in the second half of fiscal 2005 and continues today, has outlined a series of sizeable mineralized zones at South Minita that cumulatively exceed the dimensions of the Minita deposit, with similar grades and vein widths. We are in the process of defining the boundaries of South Minita and filling in the drill spacing to the density required to calculate a resource estimate, which is planned for the latter half of calendar 2005. Once the South Minita resource is quantified, we will update the Minita pre-feasibility study to incorporate these additional gold ounces. The South Minita discovery will allow us to consider expanding the El Dorado mine plan as outlined in the Minita pre-feasibility study, and will bring us closer to our goal of becoming a low-cost intermediate level gold producer.





Pacific Rim also enhanced its pipeline of green-fields projects last year, with the addition of the Santa Rita, Carrera, Colina and Rosalito projects to its portfolio. Growth through science-based exploration is one of our core strengths and these early-stage exploration projects provide a stable of high-quality, low opportunity cost targets with the potential to drive the Company's growth profile in the years to come.

We continue to finance all of our exploration through cash flow from our 49% ownership in the Denton-Rawhide residual leach gold operation in Nevada. Rawhide is currently producing about US $300,000 per month on average in cash flow for Pacific Rim, and while production is declining as expected in the residual leaching phase, we anticipate the gold production to continue for several years to come.


DENTON-RAWHIDE MINE
EL DORADO & SANTA RITA PROJECTS
ANDACOLLO MINE
CARRERA & COL

Last October the Denton-Rawhide joint venture signed an option agreement to sell the open pits to a waste disposal company for use as a site for the disposal of non-hazardous municipal waste. When the agreement closes (as expected by October 2006), the waste disposal company will provide a royalty to Pacific Rim that will amount to over US $100 million for the 40+ year life of the agreement, with an estimated Net Present Value next year of US $29 million. We are looking at ways to leverage off the royalty to help finance mine construction at El Dorado. Between cash flow from residual leaching, and cash flow from the proposed landfill agreement, Denton-Rawhide can support continued exploration at El Dorado for quite some time.

In the more immediate time frame, we recently agreed to sell our non-core Andacollo gold mine in Chile to Trend Mining Company for US $5.4 million. Monetization of the Andacollo asset is another in a series of disciplined, inventive and non-dilutive funding mechanisms we have undertaken to finance our exploration efforts.

Our goals at the commencement of fiscal 2005 were to:

- complete the El Dorado pre-feasibility study
- commence development at El Dorado with the construction of an access / haulage ramp that can be used for both underground definition drilling and ultimately production
- continue to drill test the many veins at El Dorado in the search for additional resources
- complete Phase 2 drilling on the La Calera project in El Salvador and calculate a resource estimate if warranted
- drill test the grassroots Aurora project in Nevada

We were able to achieve the majority, and in our estimation most important, of these goals. The construction of an access/haulage ramp at El Dorado was not commenced as envisioned at this time last year owing to our discovery of the Nance Dulce and South Minita gold zones, and our desire to qualify and quantify the potential impact of the South Minita discovery in particular before commencing development activities. The La Calera Phase 2 drill results did not warrant further work and as such, a resource estimate for La Calera was not undertaken. Lastly, we elected not to proceed with drill testing of the Aurora gold project in Nevada, and terminated our option on that project when our new grassroots discoveries changed our exploration priorities.

In the coming fiscal year, we plan to:

- complete definition drilling of the South Minita gold zone
- calculate a resource estimate for South Minita
- amend the existing Minita pre-feasibility study to reflect the additional ounces outlined at South Minita
- commence underground development at El Dorado with the construction of an access/haulage ramp capable of accessing both the Minita and nearby South Minita deposits
- conduct surface exploration and generate drill targets at the Santa Rita, Carrera and Colina projects and option the Santa Rita copper project to a suitable purchaser

Pacific Rim's corporate objective is to become a highly profitable, growth-oriented, intermediate level gold producer. Exploration and development is a high-risk business and to succeed you've got to have the best people available. Pacific Rim is privileged to boast a group of people who are able to discover, define and develop first-rate projects, have exceptional technical, financial, and market credibility and possess years of experience building, financing and operating mines around the world. We are very confident in our team's ability to successfully steward Pacific Rim's evolution into a low-cost, intermediate level gold producer.

We encourage you to read the Management's Discussion and Analysis thoroughly and thoughtfully – it provides a comprehensive discussion of the Company's financial performance, operations and projects. On behalf Pacific Rim's board of directors, we would like to take this opportunity to thank you, our shareholders, for your interest and investment in Pacific Rim.

Sincerely,



Thomas C. Shrake
CEO



Catherine McLeod-Seltzer
President

Management's Discussion and Analysis of Financial Condition and Results of Operations

For the years ended April 30, 2005, 2004, and 2003. Monetary amounts are stated in United States ("US") dollars unless otherwise noted.

The Management's Discussion and Analysis ("MD&A") reviews Pacific Rim Mining Corp.'s ("Pacific Rim" or "the Company") business and financial performance, and compares its financial results for the twelve months ended April 30, 2005 ("fiscal 2005" or "Y/E2005") with those of the previous two fiscal years (the twelve months ended April 30, 2004 ("fiscal 2004" or "Y/E2004") and 2003 ("fiscal 2003" or "Y/E2003")). In order to fully understand Pacific Rim's financial condition and results of operations, this MD&A should be read in conjunction with the consolidated financial statements and accompanying notes.

The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and filed with appropriate regulatory bodies in Canada and the United States. A reconciliation of the effect of applying United States generally accepted accounting principles to Pacific Rim's financial results is described in Note 16 to the financial statements.

Pacific Rim's shares trade under the symbol PMU on both The Toronto Stock Exchange ("TSX") and the American Stock Exchange ("AMEX").

The MD&A contains certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements included here, other than statements of historical fact and including without limitation statements regarding projected production, potential mineralization, mineral resources, mineral reserves, exploration results and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that these statements will prove to be accurate and actual results and future events could differ materially from them. Readers are referred to the Company's Note Regarding Forward Looking Statements in Section 14 for further information.

1. 2005 Fiscal Year in Review

Pacific Rim is a growth-oriented, revenue generating gold exploration company with operational and exploration activities in North, Central and South America, that is environmentally and socially responsible. The Company utilizes cash flow from its 49% joint venture interest in the Denton-Rawhide gold mine in Nevada to advance its exploration projects, primarily the El Dorado gold project in El Salvador. Pacific Rim's corporate goal is to become a highly profitable intermediate level gold producer.

El Dorado Project Pre-feasibility Study

In January 2005 Pacific Rim released the results of a positive pre-feasibility study for the Minita deposit on the El Dorado project. This study considers all aspects of a proposed operation at the Minita deposit, including an underground mine plan, metallurgy and processing, tailings impoundment, environmental matters, and capital and operating costs, and offers an economic evaluation of the Minita reserves. It also successfully converted Minita's 585,000 ounce measured and indicated gold resource into a proven and probable reserve of 490,000 ounces of gold. Highlights from the Minita pre-feasibility study include:

- Operating costs (including direct mining costs, mill processing and general and administrative costs and excluding royalties and refining charges) averaging $163 per gold equivalent ounce over the life of mine; including $140 and $137 per ounce operating cost in the first two years of production respectively.
- A proven and probable reserve of approximately 490,000 ounces of gold and approximately 3.1 million ounces of silver at a cut-off grade of 5 g/t gold.

- Average annual gold equivalent production over a projected 6.2-year mine life of 80,497 ounces; including 87,346 and 98,576 gold equivalent ounces* in the first two years of production respectively.
- Total capital costs of $66.9 million comprised of $47.9 million pre-production capital and $19.0 million on-going capital.
- $43.6 million in cash flow over the life of the mine with a payback period of 3.5 years (based on a gold price of $400 per ounce and a silver price of $6.00 per ounce).
- Projected pre-tax Internal Rate of Return ("IRR") of 18.1% based on a gold price of $400 per ounce and a silver price of $6.00 per ounce.

*(*Gold equivalent ounces based on $400 per gold ounce and $6.00 per silver ounce)*

A complete review of the Minita pre-feasibility study and exploration results from the El Dorado project is presented in Section 2. Mineral resource and reserve estimates presented in this document have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the U.S. Securities and Exchange Commission ("SEC"). None of the resource or reserve estimates contained in this discussion would be permitted in reports of U.S. Companies filed with the SEC. Readers are referred to Section 14 for further explanation.

New Discoveries on El Dorado Project

In early fiscal 2005 Pacific Rim discovered two new gold zones on the El Dorado project; South Minita and Nance Dulce. South Minita is located immediately south of the Minita deposit, the subject of the Company's 2005 pre-feasibility study, and Nance Dulce is located roughly 3 kilometers to the south of Minita. Pacific Rim commenced delineation drilling of South Minita in November 2004, with 41 holes drilled on the target during fiscal 2005. Drill results from South Minita to date suggest that the gold zone could be comparable in width and gold grade to the Minita deposit. The Company anticipates conducting a resource estimate for this gold zone in the second quarter of fiscal 2006 and commissioning an amended economic evaluation of the El Dorado project, based on the Minita pre-feasibility results with the addition of the South Minita resource, in the third quarter of fiscal 2006. The South Minita and Nance Dulce discoveries are discussed in Section 2.

Financial Highlights *(all amounts in thousands of US dollars, except per share amounts)*

	Year ended April 30 2005	*Year ended April 30 2004*	*Year ended April 30 2003*
Revenue	**$11,868**	$12,140	$12,509
Operating Costs	**$8,963**	$12,193	$8,999
Exploration expenditures	**$6,424**	$5,164	$3,346
Net (loss) before unusual item	**$(4,899)**	$(7,307)	$(3,308)
Net (loss) for the period	**$(4,634)**	$(6,859)	$(2,800)
Per share (basic and diluted)	**$(0.06)**	$(0.09)	$(0.04)
Cash Flow (used) for operating activities	**$(1,718)**	$(1,107)	$(4,044)
Net increase (decrease) in cash	**$(669)**	$356	$(1,457)
Cash at end of period	**$794**	$1,463	$1,107
Total assets	**$8,618**	$14,033	$21,447
Total liabilities	**$3,079**	$4,415	$6,487
Working Capital	**$(135)**	$3,033	$7,633
Common shares outstanding (average)	**80,514,168**	79,145,935	78,449,743
Fully diluted shares (average)	**86,636,068**	84,161,115	85,077,223

Net Loss

The consolidated net loss for fiscal 2005 was $4.6 million or $0.06 per share compared to a loss of $6.9 million or $0.09 per share in fiscal 2004 and $2.8 million or $0.04 per share in fiscal 2003. The improvement in net loss for fiscal 2005, despite higher exploration and general and administrative expenditures compared to the previous two years is primarily due to substantially decreased operating costs resulting from the cessation of mining activities at the Company's Denton-Rawhide residual leach gold operation. The Company's results of operations are discussed further in Section 4.

Liquidity and Financial Condition

During fiscal 2005 Pacific Rim's cash and cash equivalents decreased by $0.7 million, from $1.5 million at April 30, 2004 to $0.8 million at April 30, 2005. This reflects net cash flow totaling $7.7 million ($7.3 million from Denton Rawhide ($6.5 million from operations plus $0.8 million from the disposition of property, plant and equipment) plus $0.1 million in Andacollo creditor repayments, $0.2 million in fees related to the termination of Andacollo sale agreements, and $0.1 million in proceeds from the exercise of stock options), offset by cash outlays totaling $8.4 million ($6.4 million in direct exploration expenditures, $1.2 million in direct general and administrative expenses, and $0.8 million in loan repayments).

Pacific Rim's cash, cash equivalents and bullion (in the Company's view, bullion is closely equivalent to cash, being immediately available to cover short-term cash requirements) decreased from $2.8 million at April 30, 2004 to $0.8 million at April 30, 2005. A $0.7 million reduction in cash, $1.3 million reduction in bullion, and $2.6 million reduction in current inventories, offset in part by a $1.4 million decrease in current liabilities, were the main contributors to the $3.1 million reduction in working capital. Pacific Rim's liquidity and financial condition are covered in Section 6.

Production

Pacific Rim's share of production from the Denton-Rawhide operation during fiscal 2005 was 22,056 ounces of gold and 212,705 ounces of silver at a total cash production cost of $329 per ounce of gold produced. A portion of this production includes non-cash heap leach inventory drawdown costs. Actual cash expended per ounce of gold produced in fiscal 2005 was $219. Fiscal 2005 production from Denton-Rawhide was approximately 26% lower than in fiscal 2004. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation, exacerbated by an ongoing re-contouring effort that required the temporary closure of sections of the heap leach pile. The re-contouring should improve gold recoveries in the future as these areas are again exposed to leach solutions. Pacific Rim's operations are discussed further in Section 3.

Landfill Agreement

In October 2004 Pacific Rim and its Denton-Rawhide joint venture partner Kennecott Rawhide Mining Company ("Kennecott") signed a Property Purchase and Sale Agreement with a private Nevada consortium proposing to utilize the Denton-Rawhide open pits as a landfill for non-hazardous municipal waste in return for $1.5 million and future tipping fees. The agreement is expected to close by October 31, 2006. Pacific Rim estimates the tipping fees from this agreement, if completed, will provide over $103 million in cash to the Company over the 40+ year term of the agreement. The details and implications of this innovative and potentially profitable agreement are discussed further in Section 3.

Andacollo Monetization

Pacific Rim's efforts to monetize its Andacollo asset, a residual heap leach operation in Chile, were unsuccessful during fiscal 2005, with two proposed transactions unable to close. On June 20, 2005, Pacific Rim accepted an offer from Trend Mining Company to purchase the Andacollo assets for US $5.4 million, with the settlement and execution of a definitive agreement expected no later than August 20, 2005. Developments in the Company's efforts to monetize the Andacollo operation through and subsequent to the 2005 fiscal year are detailed in Section 2.

2. Exploration Activity

Pacific Rim's primary on-going exploration project is the advanced-stage El Dorado gold project in El Salvador. El Dorado was advanced during fiscal 2005 with the discovery of two new gold zones and the completion of a pre-feasibility study detailing the economics of a potential operation at the Minita deposit, one of a number of known and emerging gold deposits within the El Dorado property. During, and subsequent to the end of fiscal 2005 Pacific Rim staked the Santa Rita gold project in El Salvador, the Rosalito copper project in Argentina, and the Carrera and Colina gold projects in Chile, terminated its option agreements on the La Calera gold project in El Salvador and the Aurora gold project in Nevada, and let lapse its claims on the Surefire gold project in Nevada. Pacific Rim's business model is to utilize cash flow from gold production at its 49%-owned Denton-Rawhide Mine in Nevada, plus any cash it receives from the sale of the Andacollo mine, to fund its exploration activities at the El Dorado and other projects, including mapping, sampling, surveying, drilling, resource definition and economical analysis, community relations initiatives and project generation. These sources of cash flow are not intended, or sufficient, to fund underground development or mine construction at El Dorado.

El Dorado Gold Project, El Salvador

Overview

The El Dorado gold project, located in El Salvador approximately 65 km northeast of the capital city San Salvador, is Pacific Rim's flagship advanced-stage exploration property. Pacific Rim is 100% owner of the 75 square km El Dorado project, which consists of two exploration licenses with nominal expiration dates of January 1, 2005. In accordance with El Salvadoran Law, Pacific Rim presented a request for the conversion of the El Dorado exploration licenses to an exploitation concession on December 22, 2004 (prior to their expiration date). The conversion process is currently pending ministerial approval of Pacific Rim's Environmental Impact Study (submitted in September 2004 as part of the conversion application – see Section 10) and issuance of the environmental permits. El Salvadoran administrative rules and procedures give Pacific Rim exclusive rights to the El Dorado exploration licenses, which are maintained while the conversion process to exploitation concessions is in process.

El Dorado is subject to a royalty of 3% of net smelter returns in favor of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

The El Dorado project hosts an epithermal bonanza vein system, comprising dozens of gold-bearing veins over an area at least 12 km long by 4.5 km wide. One of these, the Minita vein system, was exploited in the mid-1900's, producing roughly 78,000 ounces of gold at an average grade of 9.6 g/t. The operation achieved recoveries of 92% in a simple cyanide mill.

Fiscal 2005 Developments

Fiscal 2005 commenced with the Company's discovery of the South Minita and Nance Dulce gold zones on the El Dorado project, and the continuation of work on the Minita deposit pre-feasibility study that commenced late in fiscal 2004.

During the year, Pacific Rim concentrated its El Dorado exploration efforts on defining South Minita and Nance Dulce to determine their potential for expanding the high-grade gold resource that was defined on the Minita deposit during fiscal 2004. The Company also conducted extensive geological mapping that in part led to a new understanding of the controls and timing of the bonanza gold mineralizing event in the El Dorado district. This new understanding has led to the definition of numerous new prospective targets within the El Dorado project.

Minita Pre-feasibility Study

On January 27, 2005, Pacific Rim received and published the results of a pre-feasibility study; a significant milestone in the advancement of the El Dorado project. The pre-feasibility study considered all aspects of a proposed operation at the Minita deposit, including an underground mine plan, metallurgy and processing, tailings impoundment, environmental matters, and capital and operating costs, and offered an economic evaluation of the Minita reserves. It furthermore converted the measured and indicated Minita gold resource outlined in the Company's October 2003 resource estimate to proven and probable reserves. The pre-feasibility study focused on the Minita deposit alone, and did not include other resources currently defined on the El Dorado project, nor did it include the newly discovered South Minita and Nance Dulce gold zones, which are yet to be defined with resource estimates.

The results of the pre-feasibility study were economically encouraging, indicating operating costs of $163 per gold equivalent ounce, which is in the lowest quartile for operating costs on a worldwide basis. Based on the pre-feasibility study, the development of an underground operation at the Minita deposit will require pre-production capital expenditures of approximately $47.9 million, and sustaining capital expenditures of $19.0 million. Operating costs per gold equivalent ounce are forecast to average $163 over the 6.2-year expected mine life, with operating costs of approximately $140 and $137 per gold equivalent ounce in the first two years of production, respectively.

At prices of $400 per ounce for gold and $6.00 per ounce for silver, the Minita deposit is forecast to generate $43.6 million in cash flow over a 6.2-year mine life. The undiscounted Net Present Value ("NPV") is expected to be approximately $43.6 million and the Internal Rate of Return ("IRR") is anticipated to be 18.1%. The Minita pre-feasibility study results are summarized in the following table:

Production Summary	
Mining and Processing Rate	750 tonnes per day
Run of Mine Ore to Mill	1,630,889 tonnes at 9.5 g/t gold and 60.3 g/t silver
Metal to Mill	497,101 ounces gold, 3.2 million ounces silver
Recovery	92% gold, 88.3% silver
Average Production	80,497 gold equivalent ounces
Peak Production	98,576 gold equivalent ounces
Mine Life (production)	6.2 years
Gross Revenue (at $400 gold and $6.00 silver)	$199.3 million
Net Smelter Return	$197.8 million
Royalties (2% government, 1.5% underlying owner)	$6.3 million
Gross Income from Mining	$191.5 million
Operating Costs	
Mining	$44.3 million
Processing	$22.8 million
Administrative	$13.9 million
Total	$81.0 million
Average Cash Cost per gold equivalent ounce	$163
Capital Costs	
Equipment	$30.5 million
Capitalized costs	$36.4 million
Total	$66.9 million
Pre-production portion	$47.9 million
On-going portion	$19.0 million
Financial Analysis	
Payback (from start of milling)	3.5 years
Net Present Value (undiscounted)	$43.6 million
Internal Rate of Return	18.1%

The conversion of measured and indicated resources to proven and probable reserves at Minita was based on the stope outlines and dimensions for resources at or above a diluted 5 g/t equivalent gold cut-off grade, where dilution was calculated on a block by block basis to account for the variations in the vein thickness. The Minita reserve estimate eliminated those resources contained within the unrecoverable portions of the crown and sill pillars and incorporates planned dilution, unplanned dilution, backfill dilution and production losses. The total proven and probable reserve for the Minita deposit is 1,604,883 tonnes at an average grade of 9.51 g/t gold and 60.82 g/t silver for a total of 490,758 ounces of gold and 3,138,016 ounces of silver, or 535,586 gold equivalent ounces.

El Dorado Project Proven & Probable Reserves (as of January 21, 2005)

	Tonnes	Grade (g Au/t)	Ounces (Au)	Grade (g Ag/t)	Ounces (Ag)	Grade (g AuEq/t)	Ounces (AuEq)
Proven	711,949	10.09	230,908	68.30	1,563,425	11.06	253,242
Probable	892,934	9.05	259,850	54.85	1,574,591	9.84	282,344
Total	1,604,883	9.51	490,758	60.82	3,138,016	10.38	535,586

Notes:

1) El Dorado Project proven and probable reserves at 5 g/t equivalent gold cut-off grade.

2) Reserves derived from cutoff grades based upon US$350/oz gold and US$5.00/oz silver market price.

3) Values shown in table are diluted and do account for mining recovery.

These reserves have been calculated in accordance with National Instrument 43-101, which differs significantly from the requirements for reserve disclosure under SEC Industry Guide 7. Industry Guide 7 requires a "final" or "bankable" feasibility study to make reserve disclosure. Readers are referred to the Cautionary Note to U.S. Investors in Section 14.

Exploration

Early in fiscal 2005 Pacific Rim made two new important discoveries as a result of its ongoing exploration drilling program on the El Dorado project: the South Minita and Nance Dulce gold zones.

The South Minita gold zone is located roughly 500 meters south of the Minita deposit in the Central District of the El Dorado project and occurs within the Minita vein system; the same structural zone that hosts the 490,000-ounce Minita deposit immediately to the north. Pacific Rim's drilling efforts have concentrated solely on South Minita since February 2005, as the Company works toward defining the dimensions and grade of this discovery.

South Minita consists of a number of parallel, mineralized structures. Drilling to date has delineated 3 veins that have gold-grade continuity over a cumulative strike length of 650 meters. Individual drill holes commonly encounter a number of mineralized vein intersections lending upside to the potential tonnage of the South Minita gold zone. Drilling to date has extended the productive interval at the South Minita gold zone to roughly 200 vertical meters, with the deepest holes returned to date successfully testing the gold zone at elevations of approximately 50 meters above sea level. At this elevation, the strike length of South Minita is over 300 meters long, whereas the Minita orebody to the north "necks" down to less than 100 meters of strike length at this same elevation. Pacific Rim believes that the top and bottom of the productive interval at South Minita are at lower elevations than at the Minita deposit. South Minita remains open to depth and along strike to the south, and the Company is currently drill testing the zone at and below sea level (roughly 450 meters below surface, or 250 meters below the top of the productive interval) and filling in areas that require additional drill testing to enable a resource estimate, which the Company expects to commission in the second quarter of fiscal 2006. Once the South Minita resource is defined, Pacific Rim plans to amend its pre-feasibility study of the Minita deposit to reflect the additional resources.

The Nance Dulce gold zone is located roughly 4.5 km south of the Minita deposit in the South District of the El Dorado project, and occurs within a northwest-trending structure that intersects the

6+ km long Minita structure at its southern end. As defined by the drill holes that have tested Nance Dulce to date, the discovery measures roughly 500 meters in strike length and has a vertical extent of roughly 100 meters, with potential for greater vertical dimension along strike where the gold zone is untested. In comparison to the Minita deposit, gold grades at Nance Dulce are higher but the vein widths are narrower. When diluted to mineable widths, the gold grades at Nance Dulce are comparable to Minita. In February 2005 Pacific Rim elected to temporarily discontinue drilling at Nance Dulce in favor of moving both the drill rigs under contract onto the South Minita gold zone to expedite the definition-drilling program on that discovery.

A complete list of Pacific Rim's drill results is available on the Company's website.

Environmental Impact Study

In September 2004, the Company submitted an Environmental Impact Study ("EIS") for a 1,000 tonne per day operation to El Salvadoran regulatory agencies and plans to commence the permitting process for the construction of an access/haulage ramp upon regulatory approval of the EIS and formal granting of the El Dorado Exploitation Concession. The ramp will provide access to the Minita vein system for underground definition drilling required for a full feasibility study, and for production haulage. The EIS is discussed in further detail in Section 10.

Summary

The El Dorado project remains the cornerstone of Pacific Rim's strategy for growth. Of the $6.4 million spent on exploration during fiscal 2005, $5.6 million was expended on the El Dorado project, primarily on the on-going drill program, pre-feasibility study and environmental studies.

La Calera Gold Project, El Salvador

In April 2004 Pacific Rim commenced a Phase 2 reverse circulation drill program on its La Calera gold project that was designed to follow up on results generated by a fiscal 2004 Phase 1 core drilling program and ground magnetic survey that suggested the presence of a potentially bulk-mineable gold target. The results from this program were generally lower grade and less continuous than hoped, and did not, in the Company's opinion, justify further work expenditures under the existing option agreement. As a result, during fiscal 2005 Pacific Rim terminated its option on the La Calera gold project.

All reported drill results from La Calera are available on the Company's website.

Santa Rita Gold Project, El Salvador

The Santa Rita project is a 48.6 square kilometer (4,860 hectare) Exploration License in central El Salvador applied for by Pacific Rim in June 2005. Santa Rita, located roughly 8 km from the Company's flagship El Dorado gold project, is an epithermal quartz-calcite vein system that was discovered as a result of reconnaissance-style sampling of float, sub-crop and outcrop. The results of this sampling program indicate the presence of high-grade gold at Santa Rita. Thirty percent of the 39 samples collected to date have assayed greater than 3 g/t gold and 10% assayed greater than 8 g/t gold. One sub-crop sample from a vein at least 0.5 meters wide assayed 36.3 g/t gold. The Santa Rita project provides excellent exploration blue sky within El Salvador that will both complement and benefit from the Company's on-going El Dorado exploration.

Rosalito Copper Project, Argentina

The Rosalito project in Santa Cruz province, Argentina is a 10,000-hectare exploration claim staked by Pacific Rim during fiscal 2005 to cover a potential supergene enrichment blanket related to a porphyry copper system. Rosalito comprises iron oxide-stained, bleached rhyolite tuffs and volcaniclastics that surround a leached sulfide breccia. This porphyry copper-style alteration system occurs along the edge of a range front with adjacent alluvial-covered areas. A 0.5-meter wide sulfide vein that crosscuts the breccia returned 9.57% zinc, 2.1% copper and 47 g/t silver. Porphyry copper systems are known to occur in the same geological environments as the epithermal gold systems Pacific Rim is seeking, and it is not uncommon to find one in the search for the other. As Pacific Rim is focused on epithermal gold systems, the Company plans to option or joint venture the Rosalito project to a suitable partner.

Carrera and Colina Gold Projects, Chile

Pacific Rim has staked two new properties totalling 81 square kilometres (8,100 hectares) in XI Region in southern Chile. The Carrera project (8 concessions totalling 2,300 hectares) and the Colina project (20 concessions totalling 5,800 hectares) occur within an epithermal gold belt that hosts Coeur d'Alene Mines Corp.'s Cerro Bayo gold mine. Both properties expose the highest parts of an epithermal system, above the boiling zone within which bonanza gold grades normally occur. Pacific Rim discovered anomalous levels of gold mineralization in chalcedonic quartz veinlets, which led to the staking of these claims. The Carrera and Colina projects will be explored further by Pacific Rim during fiscal 2006 in preparation for drill targeting.

Aurora and Surefire Projects, Nevada

The Aurora project, located along the prolific Walker Lane gold belt in southwestern Nevada, was acquired under a Purchase Option Agreement in fiscal 2004. During fiscal 2005 Pacific Rim conducted geological mapping of this project. Although this program resulted in the definition of a number of low-priority drill targets, the Company placed a higher priority for exploration expenditures on its other grassroots exploration projects, and consequently terminated its option on the Aurora project in May 2005.

The Surefire project, located along the Northern Nevada rift in Crescent Valley, Nevada was staked by the Company during fiscal 2004. Pacific Rim let its Surefire claims lapse during fiscal 2005 due, as with the Aurora project, to a re-prioritization for exploration funding of its grassroots exploration projects.

Andacollo Gold Mine, Chile

Pacific Rim's Chilean operating subsidiary, Compania Minera Dayton ("CMD") is owner of the Andacollo gold mine located in central Chile. Andacollo was permanently shut down in December 2000 and CMD is in the process of reclaiming the mine site and disposing of the mine assets.

In May 2001, CMD executed an agreement with its unsecured creditors pursuant to Chilean Bankruptcy Law. This agreement was concluded in May 2005 (subsequent to the end of fiscal 2005) and all of the creditors of CMD, including Pacific Rim have been paid, resulting in the release of CMD from any further creditor liability under the creditor agreement (see Section 6 of the MD&A).

In March 2004, Pacific Rim signed a letter of intent ("LOI") to sell CMD to MCK Mining Corporation ("MCK") of Vancouver for staged payments totaling $5 million, plus 4 million common shares of MCK on or before December 2007. This proposed transaction was terminated in December 2004 prior to signing a final agreement. In January 2005, an LOI was entered into to sell DMC Cayman Inc., a wholly owned subsidiary of Pacific Rim and indirect shareholder of CMD, to a private arms-length investor. A final agreement pursuant to this LOI was signed on March 30, 2005. However, subsequent to the end of fiscal 2005, Pacific Rim terminated the agreement due to the purchaser's inability to meet all of the terms required for closing the sale. Pacific Rim received $0.2 million ($0.1 million from each purchaser) in non-refundable earnest deposits upon termination of each proposed agreement.

On June 20, 2005 (the "Acceptance Date"), Pacific Rim entered into an LOI with Trend Mining Company ("Trend"), a Delaware corporation that proposes to acquire Pacific Rim's Andacollo assets for US $5.4 million.

Pacific Rim and Trend will each use their best efforts to settle and execute a definitive agreement within 30 days of the Acceptance Date. Under the LOI, Trend has agreed to make staged payments totaling US $5.4 million cash as follows: a deposit of US $300,000 (paid) for the exclusive right to conduct due diligence for 30 days from the Acceptance Date; US $2.7 million upon closing (or a further deposit of US $300,000 to extend the exclusive right for an additional 30 days with US $2.4 million payable upon closing); US $1 million within 12 months of closing and US $1.4 million within 24 months of closing.

3. Review of Operations

Pacific Rim is 49% owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott, a subsidiary of Rio Tinto Plc, is 51% owner and operator of the mine. Denton-Rawhide is a residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

Gold and Silver Production

Pacific Rim's share of production from the Denton-Rawhide operation during fiscal 2005 was 22,056 ounces of gold and 212,705 ounces of silver at a total cash production cost of $329 per ounce of gold produced. A portion of this production includes non-cash heap leach inventory drawdown costs. Actual cash expended per ounce of gold produced in fiscal 2005 was $219 per ounce. During fiscal 2004 and fiscal 2003, Pacific Rim's share of production was 29,687 ounces of gold and 238,124 ounces of silver at total cash production costs of $372 per ounce (actual cash cost of $116 per ounce), and 35,731 ounces of gold and 302,383 ounces of silver at total cash production costs of $209 per ounce (actual cash cost of $268 per ounce), respectively. Gold prices improved during fiscal 2005, from $388.50 per ounce at May 3, 2004 (the first trading day in fiscal 2005) to $437.70 per ounce at April 29, 2005 (the last trading day in fiscal 2005), reaching a 16-year high of $455.75 per ounce on December 4, 2004.

Production Highlights

	Year Ended April 30 2005	Year Ended April 30 2004	Year Ended April 30 2003
Ounces gold produced*	**22,056**	29,687	35,731
Ounces silver produced*	**212,705**	238,124	302,383
Total cash production cost	**$329**	$372	$209
Actual cash production cost**	**$219**	$116	$268
Average realized gold price	**$412**	$385	$321
Average actual gold price	**$416**	$384	$328

* *Pacific Rim's 49% share of Denton-Rawhide production*

** *Total cash production cost less non-cash heap leach inventory drawdown cost (see Section 12 "Non-GAAP Measures")*

Fiscal 2005 production from Denton-Rawhide was approximately 26% lower than in fiscal 2004. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation. Production was further affected by the temporary closure of sections of the heap leach pile as the mine operators began re-contouring the pile, which is expected, when finalized, to result in a short-term improvement in production. Production is anticipated to continue through the coming fiscal year, although recoveries are expected to decline further as the residual leaching process continues. For the purposes of internal budgeting, the Company's projections for Denton-Rawhide production look forward no more than 6 months at a time.

Hedging

In order to lock in a certain amount of revenue that Pacific Rim requires to fund its ongoing exploration activities, the Company has instituted a short-term hedging program, where, from time to time, it will sell forward up to 50% of its estimated gold production from Denton-Rawhide in monthly contracts for future periods of up to six months. At May 1, 2004, Pacific Rim had 6,000 ounces of gold sold forward at an average price of $411 per ounce. A further 12,000 ounces of gold were sold forward during the course of fiscal 2005 at prices ranging from $403 per ounce to $450 per ounce. At April 30, 2005, 3,000 ounces remained sold forward at an average price of $442 per ounce in contracts of 1,000 ounces per month with maturity dates extending to July 2005. Pacific Rim's hedging program is purely a cash management strategy and does not represent a corporate commentary on the outlook for gold.

Landfill Agreement

On October 28, 2004, Pacific Rim and Kennecott, Denton-Rawhide joint venture partners ("Rawhide Joint Venture"), signed a Property Purchase and Sale Agreement with Nevada Resource Recovery Group LLC ("NRRG") of Reno, NV to utilize the Denton-Rawhide open pits as a landfill for non-hazardous municipal waste in return for tipping fees, which are estimated will provide Pacific Rim with $103.6 million in cash over the 40+ year term of the agreement. The agreement includes a provision whereby NRRG can buy-out future tipping fees according to a net present value formula. Upon signing of the agreement, NRRG placed a security deposit of $0.5 million in trust and must make another payment of $1 million upon closing.

Closing of this agreement is expected to occur on or before October 31, 2006 and is subject to three key provisions: the successful purchase by the Rawhide Joint Venture of a number of small parcels of federal land contained within the proposed landfill site; the securing of municipal waste contracts by NRRG; and, the approval by the State of Nevada granting NRRG permission to use the site for municipal waste. NRRG is required to reach certain time and tonnage disposal milestones. Redeveloping the Denton-Rawhide mine as a municipal solid waste landfill is expected to provide a number of jobs, local and state tax revenues and a local community host fee over the 40+ year term of the agreement.

The executed agreement provides the Rawhide Joint Venture the right to continue to produce gold through residual leaching of the heap leach pads at Denton-Rawhide, and restart mining activities, if warranted, on land adjacent to the land conveyed to NRRG. The Rawhide Joint Venture will retain certain obligations related to mining on the property conveyed to NRRG, whilst NRRG will accept all obligations and liabilities related to the future impact of the landfill.

4. *Results of Operations*

For the fiscal year ended April 30, 2005, Pacific Rim recorded a loss of $4.6 million or $0.06 per share, compared to a loss of $6.9 million or $0.09 per share for the fiscal year ended April 30, 2004 and $2.8 million or $0.04 per share for the fiscal year ended April 30, 2003. The decrease in loss for Y/E2005, despite higher exploration and general and administrative expenditures compared to the previous two periods, is primarily due to substantially decreased mine operating costs at the Company's Denton-Rawhide residual leach gold operation. The Company received $0.2 million from the termination of Andacollo sale agreements in fiscal 2005, and $0.1 million in creditor repayments (compared to $0.4 million in fiscal 2004 and $0.5 million in fiscal 2003) from CMD related to residual leach activities at the Andacollo operation.

Revenue

Revenue, consisting entirely of the sale of gold from the Denton-Rawhide mine, was $11.9 million in fiscal 2005, compared to $12.1 million in fiscal 2004 and $12.5 million in fiscal 2003. Revenue for 2005 was lower than the previous two periods, despite improvements in the realized gold price ($412 per ounce for Y/E2005 compared to $385 per ounce for Y/E2004 and $321 per ounce for Y/E2003), due to a decrease in precious metal production during fiscal 2005 (22,056 ounces of gold in fiscal 2005 compared to 29,687 ounces of gold in fiscal 2004 and 35,731 ounces of gold in fiscal 2003).

Mine operating expenses were $9.8 million in fiscal 2005, compared to $13.5 million in fiscal 2004 and $13.4 million in fiscal 2003. The sharp decrease is a result of a decrease in direct mine operating costs for fiscal 2005 ($9.0 million for Y/E2005 compared to $12.2 million for Y/E2004 and $9.0 million for Y/E2003) resulting from lower processing and administration costs and lower heap leach inventory drawdown costs, as well as lower depreciation, depletion and amortization costs ($0.9 million for Y/E2005 compared to $1.3 million for Y/E2004 and $3.1 million for Y/E2003) as Denton-Rawhide nears the end of its projected life and the value of its property, plant and equipment diminishes. In addition, a $1.3 million write-down in Denton-Rawhide's carrying value in fiscal 2003, for which there is no comparable item in fiscal 2004 or fiscal 2005, negatively impacted the cost of sales for fiscal 2003. As a result, there was a $2.0 million mine operating income in fiscal 2005, compared to a loss of $1.3 million in fiscal 2004 and a loss of $0.8 million in fiscal 2003.

Expenses

Net non-operating expenses increased during fiscal 2005 to $6.9 million, compared to $6.0 million for fiscal 2004 and $2.5 million for fiscal 2003. The current year's expenses reflect higher exploration expenditures ($6.4 million for Y/E2005 compared to $5.2 million for Y/E2004 and $3.3 million for Y/E2003) related primarily to on-going drilling costs and expenses related to the Minita pre-feasibility study on the El Dorado gold project, as well as drilling costs on the La Calera gold project and new project generation. General and administrative expenses increased from $0.9 million for Y/E2003 and $1.2 million for Y/E2004 to $1.6 million for Y/E2005, reflecting an increase in regulatory and legal costs associated with recently introduced United States and Canadian reporting and regulatory requirements. General and administrative expenses were also impacted by a $0.4 million stock-based compensation expense during fiscal 2005 (compared to $0.3 million for fiscal 2004 and nil for fiscal 2003) in compliance with generally accepted accounting standards that the Company adopted in fiscal 2004. The Company realized a gain on the sale of Rawhide property, plant and equipment of $0.8 million during fiscal 2005 (compared to $0.3 for fiscal 2004 and nil for fiscal 2003). Lastly, the Company realized a gain on the sale of mineral properties of $0.9 million in fiscal 2003, and a gain on the sale of marketable securities of $1.0 million in fiscal 2003, for which there are no comparable items in fiscal 2004 or fiscal 2005.

5. Summary of Quarterly Results and Fourth Quarter Review

Summary of Quarterly Results (all amounts in thousands of US dollars, except per share amounts)*

2005	*4th Quarter*	*3rd Quarter*	*2nd Quarter*	*1st Quarter*
Revenue	$2,925	$2,675	$2,828	$3,440
Net income (loss)	$(277)	$(637)	$(2,382)	$(1,338)
Net income (loss) per share				
– basic and diluted	$0.00	$(0.01)	$(0.03)	$(0.02)

2004	*4th Quarter*	*3rd Quarter*	*2nd Quarter*	*1st Quarter*
Revenue	$2,237	$3,318	$3,562	$3,023
Net income (loss)	$(2,451)	$(1,336)	$(1,743)	$(1,329)
Net income (loss) per share				
– basic and diluted	$(0.03)	$(0.02)	$(0.02)	$(0.02)

**unaudited*

The Company does not experience any material seasonality in its revenues. Revenues are a function of production levels from the Denton-Rawhide gold mine, which have generally declined over the last eight quarters, and the price of gold, which has generally risen, albeit with volatility, over the past eight quarters. Net income (loss) has been relatively stable until the final two quarters of fiscal 2005 at which time it improved notably. This is due to improved mine operating income (loss) as expenses at the Denton-Rawhide operation are reduced. The improvement in mine operating income has offset increases in exploration and general and administrative expenditures, which have trended higher over the past eight quarters. Variability in net income (loss) is otherwise a function of unusual or extraordinary events and expenses within the quarter.

6. Liquidity, Capital Resources and Financial Condition

Liquidity

During fiscal 2005 Pacific Rim's cash and cash equivalents decreased by $0.7 million, from $1.5 million at April 30, 2004 to $0.8 million at April 30, 2005. This reflects net cash flow totaling $7.7 million ($7.3 million from Denton Rawhide ($6.5 million from operations plus $0.8 million from the disposition of property, plant and equipment) plus $0.1 million in Andacollo creditor repayments, $0.2 million in fees related to the termination of Andacollo sale agreements, and $0.1 million in proceeds from the exercise of stock options), offset by cash outlays totaling $8.4 million ($6.4 million in direct exploration expenditures, $1.2 million in direct general and administrative expenses, and $0.8 million in loan repayments).

Cash Flow Used For Operating Activities

Cash flow used for operating activities was $(1.7) million in fiscal 2005 compared to $(1.1) million in fiscal 2004 and $(4.0) million in fiscal 2003. The increase in cash flow used for operating activities, despite an improvement in the Y/E2005, is primarily due to the net cash receipts from the Rawhide mine being offset by increasing exploration and administrative expenditures during fiscal 2005 compared to fiscal 2004 and fiscal 2003.

Cash Flow Provided by Investing Activities

Cash flow provided by investing activities was $0.9 million during fiscal 2005, compared to $0.3 million in fiscal 2004 and nil in fiscal 2003. This reflects an increase in proceeds from the disposition of property, plant and equipment for Y/E2005 compared to the previous two fiscal periods, partially offset by purchases of property, plant and equipment in each year and supplemented by reclamation sinking fund withdrawals of $0.1 million and $0.5 million in fiscal 2005 and fiscal 2004, respectively.

Cash Flow Provided by Financing Activities

During fiscal 2005, cash flow provided by financing activities totaled $0.1 million, substantially reduced from the $1.2 million provided in fiscal 2004 and $2.6 million provided in fiscal 2003. The fiscal 2004 financing cash flow related to the issuance of 1.9 million shares upon the exercise of stock options (at an average price of $0.60 per share). The $2.6 million from financing activities during fiscal 2003 is primarily from proceeds on the sale of marketable securities related to the sale of the Company's Diablillos property.

Capital Resources and Financial Condition

Pacific Rim's cash, cash equivalents and bullion (in the Company's view, bullion is closely equivalent to cash, being immediately available to cover short-term cash requirements) decreased from $2.8 million at April 30, 2004 to $0.8 million at April 30, 2005. The bulk of this decrease is the reduction in bullion in process, which decreased from $1.3 million at the end of fiscal 2004 to $0.02 million at the end of fiscal 2005. Inventories, comprised mainly of gold in process production costs, were substantially reduced, to $0.3 million at April 30, 2005, from $2.7 million at April 30, 2004, as gold was recovered from the heap leach pile over the course of the year and the accounting inventory of gold in process in the heap leach pile was drawn down to nil. Supplies inventories were reduced to nil during the 2005 fiscal year. At April 30, 2005, the book value of Pacific Rim's total assets stood at $8.6 million, compared to $14.0 million at April 30, 2004. This decrease is primarily due to the reduction in cash and cash equivalents, bullion heap leach inventories and the net carrying value of property, plant and equipment.

At year-end 2005, Pacific Rim had current liabilities of $1.3 million, compared to $2.8 million at year-end 2004. April 30, 2005 current liabilities include $1.2 million in accounts payable, compared to $1.8 million at April 30, 2004. In addition, a short-term loan was repaid to Kinross Gold Corporation on December 31, 2004 that was related to the Company's purchase of 49% of the Denton-Rawhide mine. Currently, Pacific Rim has no short- or long-term debt.

A $0.7 million reduction in cash, $1.3 million reduction in bullion, and $2.6 million reduction in current inventories, offset in part by a $1.5 million decrease in current liabilities, were the main contributors to the $3.1 million reduction in working capital, from $3.0 million at the end of fiscal 2004, to $(0.1) million at the end of fiscal 2005. Exploration expenditures increased during fiscal 2005 due to Minita pre-feasibility activities, which are now completed, and increased drilling activity. The Company's El Dorado exploration plans for fiscal 2006 call for continuation of the on-going drill program and commissioning of a South Minita resource estimate and an amended economic analysis of the El Dorado project. Exploration expenditures for fiscal 2006 are anticipated to be approximately the same as fiscal 2005. For the purposes of internal exploration budgeting, Pacific Rim forecasts production levels, revenue and cash flow from the Denton-Rawhide gold mine roughly 6 months in advance due the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Although the Company's working capital at the end of fiscal 2005 is negative, Pacific Rim anticipates having sufficient cash flow during the first half of fiscal 2006 from continued gold production at Denton-Rawhide and from the sale of the Andacollo mine to continue its planned exploration programs if there are no significant capital outlays beyond its ongoing drilling program. If the Company decides to commence development activities at El Dorado during the coming fiscal year, including construction of an access / haulage ramp at El Dorado, additional financing will be required.

Pacific Rim, as a creditor of CMD, was repaid $0.1 million during fiscal 2005 and received a further $0.2 million from the termination of agreements to sell the Andacollo assets. This compares to a $0.4 million repayment during fiscal 2004 and $0.5 million during fiscal 2003. In May 2005, subsequent to the end of fiscal 2005, the Andacollo creditors plan was concluded and Pacific Rim was repaid $0.4 million owing to it under the plan. As the recovery of these funds was uncertain at the end of fiscal 2005, this off-balance sheet arrangement has not been recorded as a receivable of the Company as at April 30, 2005.

7. Contractual Obligations

The Company is committed to payments under operating leases for office premises, a photocopier, and vehicles through to 2009 as set out in Note 12 to the 2005 annual financial statements. The following table lists as of April 30, 2005, information with respect to the Company's known contractual obligations.

Contractual Obligations (in thousands of US dollars)

	Payments due by period				
	Total	*< 1 year*	*1 - 3 years*	*3 – 5 years*	*> 5 years*
Debt Obligations	0	0	0	0	0
Operating Lease Obligations	$174	$91	$81	$2	0
Accounts payable and accrued liabilities	$1,214	$1,214	0	0	0
Accrued closure costs	$1,865	$118	$1,083	$50	$614
Total	$3,253	$1,423	$1,164	$52	$614

8. Critical Accounting Policies

The details of Pacific Rim's accounting policies are presented in Note 2 to the consolidated financial statements. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company's financial statements and the uncertainties that could have a bearing on its financial results:

Property, Plant and Equipment

Property, plant and equipment is stated at estimated fair value as at the date of acquisition, less accumulated depreciation and accumulated write-downs. Reviews are undertaken annually to evaluate the carrying values of operating mines and exploration and development properties. Pacific Rim capitalizes costs incurred on mineral properties only after the Company has made a positive production decision on that property. If no mineable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned. Expenditures on exploration properties, including those with mineral resources, are expensed as incurred.

Environmental Expenditures and Closure Costs

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries.

The Company's share of estimated closure costs associated with the Denton-Rawhide mine at the time of acquisition was recognized in full as part of the acquisition cost. Increases in estimates of closure liabilities subsequent to the acquisition are accounted for in accordance with CICA standard 3110 whereby Pacific Rim prospectively recognizes the fair market value of asset retirement obligations in the period in which they are incurred.

Stock-based Compensation

The Company uses fair value accounting for all stock options issued during the year, in keeping with CICA standard 3870.

Revenue Recognition

Revenues from the sale of all precious metal bullion are recognized when title to the bullion passes to the buyer, the price is fixed and determinable and collection is reasonably assured.

Income Taxes

Pacific Rim uses the asset and liability method of accounting for future income taxes.

Variable Interest Entities

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15, "*Consolidation of Variable Interest Entities,*" to harmonize the Guideline with the equivalent Financial Accounting Standards Board Interpretation No. 46R, "Consolidation of Variable Interest Entities." The Guideline provides criteria for identifying Variable Interest Entities and further criteria for determining what entity, if any, should consolidate them. The Guideline is effective for annual and interim periods beginning on or after November 1, 2004, and upon adoption, will not materially impact the Company's results of operations and financial position.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pacific Rim utilizes the following key estimates in the preparation of its consolidated financial statements:

Resources

The carrying value of the El Dorado property reflects its acquisition cost, which was based on an estimate of the property's mineral resource at the time of the acquisition. This resource estimate was filed as a National Instrument 43-101 compliant technical report in February 2002. It has been superseded by the Company's October 2003 resource estimate and 2005 pre-feasibility study (see Section 14).

Inventories

The current inventories recorded in Pacific Rim's consolidated financial statements represent the Company's portion of supplies and gold in process inventories at the Denton-Rawhide gold mine. The value of the gold in process portion of the inventory was estimated by Kennecott, operator of the Denton-Rawhide mine. The gold in process inventory cost estimate is based on the tonnage and grade of ore placed on the heap leach pile less the amount of gold already recovered from the heap leach pile all at estimated recovery rates based on historical results, plus the cost of gold in the process of being recovered.

Closure costs

Closure costs associated with the Denton-Rawhide gold mine are estimated by Kennecott and based on standard reclamation procedures employed at comparable sites and under comparable conditions. Closure costs are addressed in Note 8 to the consolidated financial statements.

9. Risks and Uncertainties

Reliance on Denton-Rawhide

Pacific Rim's sole operating asset is its 49% interest in the Denton-Rawhide gold mine in Nevada. The Company's profitability and capacity to generate positive cash flow is directly related to the prevailing market price for gold and silver, the Company's share of production from this operation and the ability of the Denton-Rawhide mine operator to control the costs of production.

Production at Denton-Rawhide decreased during the past fiscal year as the operation progressed through the residual leach phase. Because of uncertainties as to the total amount of recoverable gold on the Denton-Rawhide heap leach pile, the ultimate vs. projected recovery rate and other factors beyond the Company's control, Pacific Rim is unable to reliably estimate its share of gold production from Denton-Rawhide for fiscal 2006.

Gold Price

Pacific Rim's revenues and available cash flow are closely linked to the price of gold, which is affected by numerous factors beyond the Company's control including: the exchange rate of the US dollar relative to other major currencies; global political and economic conditions; central bank sales; producer hedging and de-hedging activities; and, global and regional demand. In order to mitigate the Company's exposure to volatility in the gold price, which could impact its ability to conduct its exploration programs in a systematic and progressive manner, Pacific Rim has instituted a short-term hedging program where up to 50% of its share of the anticipated monthly gold production from the Denton-Rawhide mine is sold forward in month-by-month contracts with maturity dates extending no more than 6 months into the future.

Operations

Mining operations are generally subject to a number of risks and potential hazards, including operating accidents, labor disputes and unanticipated environmental occurrences. The Denton-Rawhide joint venture is insured against typical mining-related risks that are economically insurable, however, there are no assurances that this insurance will provide adequate coverage under all circumstances.

Contingent Liability

Kennecott asserts that the Rawhide joint venture is required to pay future pension funding interest obligations, based on actuarial estimates of up to $2.0 million (Pacific Rim's portion would be approximately $1.0 million) over the next 30 years. Kennecott's assertion is based on their current belief that the joint venture partners are responsible for all future pension obligations based on actuarial calculated amounts for an unfunded plan. The Company maintains this assertion is incorrect based on a joint venture partners' agreement at the inception of joint venture pension accounting that stipulates that the joint venture would only be responsible for actuarially calculated current service costs, which have all been paid to date. The Company believes there are no grounds for the operator's assertion and will vigorously defend this position.

Exploration and Development

Pacific Rim's growth is dependent on its success in identifying, exploring, advancing, defining, and developing its exploration projects in pursuit of its goal of becoming a highly profitable intermediate level gold producer. The Company expects to incur considerable costs on its ongoing exploration programs and on the initial stages of development at El Dorado should a decision be made to commence construction of an access / haulage ramp. The Company's ability to conduct these exploration and development programs depends on the amount of cash flow generated by the Denton-Rawhide gold mine, and its ability to raise money through financing and/or the sale of non-core assets. The results of the Company's ongoing exploration programs may warrant additional expenditures and there can be no assurance that Pacific Rim will be able to secure adequate financing, under favorable terms, to advance its projects accordingly. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of the El Dorado or other projects.

The El Dorado property comprises 2 Exploration Licenses totaling 7,500 hectares, each with an expiration date of January 1, 2005. In December 2004, in order to maintain its mineral rights to the El Dorado property, Pacific Rim made application to the El Salvadoran regulatory agency responsible for mining to convert the Exploration Licenses to Exploitation Concessions. The granting of Exploitation Concessions, which provides the necessary permits to mine, is made at the discretion of the El Salvadoran government. While Pacific Rim believes it has met all requirements for this conversion to be granted, the final decision is outside of the Company's control and there can be no guarantee that this application will be successful.

Regulatory

Pacific Rim's various mining operations and exploration and development projects are subject to local federal, provincial, state and municipal laws and regulations that govern prospecting, exploration, mineral title and tenure, development, production, the environment, taxes, labor standards, occupational health and safety, mine safety and other matters. Such laws are subject to revision and can become more rigorous and their compliance more costly, although Pacific Rim is not aware at this time of any proposed changes to these laws or regulations that would have a material impact on the financial condition of the Company. The Company believes it is in compliance with the laws and regulations in all of the jurisdictions in which it operates and relies on the expertise of its management team, employees, consultants and contractors to ensure such compliance.

10. *Environmental and Social Responsibilities*

Environmental

Pacific Rim submitted to El Salvadoran regulatory agencies an Environmental Impact Study for a 1,000 tonne per day operation at the El Dorado gold project, and continues to collect baseline environmental data from the project area. The Company is committed to the principal of sustainability and conducts its exploration programs so as to minimize any impact on the environment.

Pacific Rim has in deposit a closure fund of $3.1 million (fair market value of $3.3 million) as of April 30, 2005, to fund its portion of the reclamation costs associated with closure of the Denton-Rawhide mine. Current reclamation work is being funded primarily from operating cash flow. Reclamation expenditures (Pacific Rim's portion) totaling $0.1 million are anticipated to be spent at Denton-Rawhide in the coming fiscal year, with a further $1.7 million in estimated closure costs thereafter. No further trust funding is required. A closure plan for the Denton-Rawhide mine was submitted to the appropriate agencies for approval during fiscal 2005 and is currently being reviewed.

Community Relations

Pacific Rim Mining Corp. is committed to providing long term, sustainable benefits to the communities in which it operates and to sharing its success with local stakeholders. Community benefit initiatives undertaken by Pacific Rim in the towns and villages in and around the Company's El Dorado gold project include:

Education

Literacy and math competency are important job skills. Pacific Rim has initiated optional classes to improve the literacy and math skills of its local employees. The Company has expanded this program into the local community as a pre-employment educational opportunity for the largely unskilled local labor force. Presently approximately 120 members of the local community are participating in the classes. Pacific Rim intends to hire locally to the maximum extent possible, should the Company make a positive production decision at El Dorado.

Reforestation

Pacific Rim supports an on-going collaborative program with the Peace Corps and other local organizations to reforest the area around the El Dorado project. To date, more than 15,000 trees have been planted on ground owned by Pacific Rim and another 13,000 have been planted on ground owned by others. The Company provides the nursery space, materials and labor for the planting season and expects to plant a further 8,000 trees during fiscal 2006.

Water
During the dry season, readily available domestic water in the El Dorado project vicinity can become limited; an annual complication for the many people that live in the area. Pacific Rim has conducted hydrogeologic studies aimed at identifying new sources of ground water for two local communities. Optimal well locations have been selected and the communities are in the process of acquiring the necessary permits. Once the permits have been acquired, Pacific Rim will fulfill its prior commitment to drill and install casing in the new wells.

Community Development
During fiscal 2005, Pacific Rim began to implement the first stages of a sustained program of community development. Recently, two collaborative projects were completed in which elementary school buildings and playgrounds received retaining walls and chain-link fences with materials provided by Pacific Rim and labor supplied by the community. The Company is currently providing materials, labor and technical supervision in the design and construction of a security wall at a local hospital. Work clothes for the security staff and the field crews are fabricated under contract to a group of women in the local community.

Pacific Rim expects to have a non-profit foundation established during fiscal 2006, which will serve as the mechanism for community development investments in the future. A community development committee has been formed with 10 members from various parts of the community. This committee is charged with identifying and then recommending "real value" community development projects to the foundation. Pacific Rim has committed to fund the foundation with the equivalent of 0.5% of direct operating costs on an annual basis.

11. Outlook

Pacific Rim anticipates continued gold production from the Denton-Rawhide mine through fiscal 2006 and beyond, with a continued decrease in production rates as the operation progresses through the residual leaching phase. The Company anticipates supplementing its cash flow with proceeds from the sale of its Andacollo project, which are expected to total $3.0 million during the coming fiscal year.

Available funds will continue to be spent primarily on the El Dorado gold project in El Salvador. The Company expects to conclude definition drilling of the South Minita gold zone in the first half of fiscal 2006, at which time a resource estimate for South Minita will be commissioned. Based on the results of the South Minita resource estimate, a scoping study-level economic analysis will be undertaken, tying into the existing Minita pre-feasibility study to provide an overall economic assessment of the Minita and South Minita deposits. A final decision regarding the commencement of construction of an access/haulage ramp on the El Dorado property will be made once the Company is able to evaluate the detailed economics outlined in the combined study and will further depend on obtaining the required mining and environmental permits and sufficient financing to proceed. If the Company decides to commence development activities at El Dorado in the coming fiscal year, additional financing will be required. During fiscal 2006 Pacific Rim intends to continue its on-going exploration drill program at El Dorado in the search for additional gold resources, as well as conduct early stage exploration work on its newly acquired gold projects in Central and South America.

12. Non-GAAP Measures

This document includes certain non-GAAP performance measures including "total cash production costs" and "actual cash production costs" that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Pacific Rim believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company's performance. The Company's use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP. The following table provides a reconciliation of the non-GAAP measures to reported GAAP measures.

Unit Costs (in thousands of US dollars except gold ounces and cost per ounce)

Fiscal 2004 (twelve months ended April 30, 2004)	*Total Cash Production Cost*	*Actual Cash Production Cost*
Operating costs	$12,193	$12,193
Silver credits realized	$(1,162)	$(1,162)
Inventory change	n/a	$(7,595)
Cost base for calculation	$11,031	$3,436
Gold ounces produced	29,687	29,687
Cost base per gold ounce produced	$372	$116

Fiscal 2005 (twelve months ended April 30, 2005)	*Total Cash Production Cost*	*Actual Cash Production Cost*
Operating costs	**$8,963**	**$8,963**
Silver credits realized	**$(1,706)**	**$(1,706)**
Inventory change	**n/a**	**$(2,430)**
Cost base for calculation	**$7,257**	**$4,827**
Gold ounces produced	**22,056**	**22,056**
Cost base per gold ounce produced	**$329**	**$219**

13. Additional Sources of Information

Additional sources of information regarding Pacific Rim Mining Corp. include the Company's: unaudited interim financial statements published quarterly; Annual Information Form (available at www.sedar.com); 20-F filing (available at www.sec.gov); and website www.pacrim-mining.com.

14. National Instrument 43-101 Disclosure and Cautionary Notes

National Instrument 43-101

Mr. William Gehlen supervises Pacific Rim's exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim's project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim's drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange.

Details of the October 2003 El Dorado project resource estimate, including geology, drill results and resource estimates are presented in a technical report prepared for Pacific Rim Mining Corp. by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., (both Qualified Persons as defined in NI 43-101) entitled "Technical Report on the El Dorado Project Gold and Silver Resources, Department of Cabanas, Republic of El Salvador", dated November 26, 2003 and publicly available on SEDAR (www.sedar.com).

The Minita pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled "Pre-Feasibility Study, El Dorado Project, El Salvador", dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

Cautionary Note to U.S. Investors

Pacific Rim advises U.S. investors that this document may contain the terms "inferred", "indicated" and "measured" "resources", which are recognized and required by NI 43-101 under Canadian regulations, but not recognized by the U.S. Securities and Exchange Commission ("SEC"). "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of 'inferred resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part of all of an inferred resource exists, or is economically or legally mineable. U.S. Investors are also cautioned not to assume that any part or all of mineral deposits in the "measured" or "indicated" resource categories will ever be converted into reserves.

Mineral reserves have been calculated in accordance with NI 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (as interpreted by the staff of the Securities and Exchange Commission) applies different standards for the disclosure of reserves. U.S. investors are cautioned that the reserves presented in this document, while in compliance with Canadian standards and regulations, do not meet the following requirements of reserve disclosure under SEC guidelines: the Minita reserves are based on a pre-feasibility level study (as allowed under Canadian regulations) rather than a "final" or "bankable" level feasibility study as required by the SEC; and, the Minita reserves are calculated using current industry standard gold and silver prices of $350 and $5.00, respectively, rather than the historic three year average prices required by the SEC.

Note Regarding Forward Looking Statements

This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Company's plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

- risks related to gold price and other commodity price fluctuations;
- risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
- risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
- results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;
- mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
- the potential for delays in exploration or development activities or the completion of feasibility studies;
- the uncertainty of profitability based upon the Company's history of losses;
- risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
- risks related to environmental regulation and liability;
- risks related to hedging activities;
- political and regulatory risks associated with mining and exploration; and
- other risks and uncertainties related to the Company's prospects, properties and business strategy.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Dated July 13, 2005

Management's Responsibility for Financial Reporting

To the Shareholders of Pacific Rim Mining Corp.:

The accompanying consolidated financial statements of the Company were prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies noted in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and, where possible, segregation of responsibilities.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through activities of its Audit Committee composed of three directors, none of whom are members of management. This Committee meets regularly with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the quarterly unaudited and annual audited consolidated financial statements of the Company. The Audit Committee also meets with the independent auditors to discuss the scope and the results of their audit and audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, Staley, Okada & Partners, in accordance with Canadian and United States generally accepted auditing standards. The auditors' report outlines the scope of their audit and their opinion on the consolidated financial statements.



John Norman
Chief Financial Officer



Thomas C. Shrake
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders of Pacific Rim Mining Corp.:

We have audited the accompanying consolidated balance sheets of Pacific Rim Mining Corp. as of April 30, 2005 and 2004, and the related consolidated statements of loss, shareholders' equity, and cash flows for the years ended April 30, 2005, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of April 30, 2005 and 2004, and the results of its operations and its cash flows for the years ended April 30, 2005, 2004 and 2003, in conformity with Canadian generally accepted accounting principles.

"Staley, Okada & Partners"

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Vancouver, B.C.
June 6, 2005, *except for Note 15, which is as of June 20, 2005*

Comments by Auditors for U.S. Readers on Canada–U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when financial statements are affected by future events, the outcome of which is undeterminable. As discussed in Note 1, the Company's continued existence as a going concern is dependent upon the future economic success of its exploration and development activities, the Company's ability to continue to secure adequate financing and the Company achieving a positive cash flow and profitable operations. Our report to the shareholders dated June 6, 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such going concern considerations in the auditors' report when the situation is adequately disclosed in the financial statements.

"Staley, Okada & Partners"

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Vancouver, B.C.
June 6, 2005, *except for Note 15, which is as of June 20, 2005*

Consolidated Balance Sheets

Statement 1

In thousands of U.S. dollars

		As at April 30 2005		As at April 30 2004
Assets				
Current Assets				
Cash, cash equivalents and bullion *(Note 1b)*				
Cash and cash equivalents	$	**794**	$	1,463
Bullion *(Note 1b and 4)*		**21**		1,301
		815		2,764
Receivables		**116**		118
Inventories *(Note 5)*		**266**		2,930
		1,197		5,812
Property, Plant and Equipment *(Note 6)*		**4,299**		5,102
Closure Fund *(Note 8b)*		**3,122**		3,119
	$	**8,618**	$	14,033
Liabilities				
Current Liabilities				
Accounts payable and accrued liabilities	$	**1,214**	$	1,761
Loans payable *(Note 8a)*		**–**		828
Accrued closure costs – current portion *(Note 8c)*		**118**		190
		1,332		2,779
Accrued Closure Costs *(Note 8c)*		**1,747**		1,636
		3,079		4,415
Going Concern *(Note 1)*				
Shareholders' Equity				
Share Capital – *Statement 3 (Note 9)*				
Authorized:				
unlimited common shares without par value				
Issued and fully paid:				
80,642,194 (2004 – 80,483,994) shares outstanding		**57,435**		57,364
Contributed Surplus – *Statement 3*		**810**		326
Deficit – *Statement 3*		**(52,706)**		(48,072)
		5,539		9,618
	$	**8,618**	$	14,033

Approved by the Board of Directors



Director



Director

See Accompanying Notes

Consolidated Statements of Loss

Statement 2

In thousands of U.S. dollars, except for per share amounts

	Year Ended April 30 2005	Year Ended April 30 2004	Year Ended April 30 2003
Revenue			
Sales	**$ 11,868**	$ 12,140	$ 12,509
Cost of Sales			
Operating costs	**8,963**	12,193	8,999
Depreciation, depletion and amortization	**878**	1,295	3,092
Write-down of mining interest *(Note 7b(i))*	**–**	–	1,262
	9,841	13,488	13,353
Mine Operating Income (Loss)	**2,027**	(1,348)	(844)
Expenses (Income)			
Exploration			
– direct	**6,351**	5,144	3,346
– stock-based compensation *(Note 9)*	**73**	20	-
General and administrative			
– direct	**1,149**	878	937
– stock-based compensation *(Note 9)*	**411**	316	-
Write-down of marketable securities	**-**	-	275
Interest expense	**18**	47	78
Foreign exchange	**(108)**	26	(28)
Interest income	**(120)**	(182)	(175)
Gain on sale of mineral properties	**-**	-	(922)
Gain on sale of marketable securities	**-**	-	(1,047)
Gain on sale of property, plant and equipment	**(848)**	(290)	-
	6,926	5,959	2,464
Loss Before Unusual Item	**(4,899)**	(7,307)	(3,308)
Recovery of Investment in Andacollo Mine *(Notes 1c and 15)*	**284**	448	508
Loss for the Year Before Taxes	**(4,615)**	(6,859)	(2,800)
Income Taxes	**19**	-	-
Loss for the Year	**$ (4,634)**	$ (6,859)	$ (2,800)
Loss Per Share - Basic and Diluted	**$ (0.06)**	$ (0.09)	$ (0.04)

See Accompanying Notes

Consolidated Statements of Shareholders' Equity

Statement 3

In thousands of U.S. dollars

	Share Capital – Common Shares				
	Number	*Amount*	*Contributed Surplus*	*Accumulated Deficit*	*Total Equity*
Balance – April 30, 2003	78,528,594	$ 56,173	$ -	$ (41,213)	$ 14,960
Shares issued for cash					
– options exercised	1,955,400	1,181	–	–	1,181
Stock-based compensation	–	–	336	–	336
Fair value of options exercised	–	10	(10)	–	–
Loss for the year	–	–	–	(6,859)	(6,859)
Balance – April 30, 2004	80,483,994	$ 57,364	$ 326	$ (48,072)	$ 9,618
Shares issued for cash					
– options exercised	158,200	71	–	–	71
Stock-based compensation	–	–	484	–	484
Loss for the year	–	–	–	(4,634)	(4,634)
Balance – April 30, 2005	80,642,194	$ 57,435	$ 810	$ (52,706)	$ 5,539

See Accompanying Notes

Consolidated Statements of Cash Flows

Statement 4

In thousands of U.S. dollars

	Year Ended April 30 2005	*Year Ended April 30 2004*	*Year Ended April 30 2003*
Operating Activities			
Loss for the year	$ **(4,634)**	$ (6,859)	$ (2,800)
Adjustment to reconcile loss to cash flow provided by operations:			
Depletion, depreciation and amortization	**869**	800	2,717
Accrued closure and pension costs	**343**	495	375
Stock-based compensation	**484**	336	–
Foreign exchange	**(108)**	26	(28)
Net interest earned on sinking fund	**(91)**	(174)	(143)
Gain on sale of marketable securities	**–**	–	(1,047)
Gain on sale of mineral properties	**–**	–	(922)
Gain on sale of property, plant and equipment	**(848)**	(290)	–
Loss on sale of supplies inventory	**37**	–	–
Write-down of marketable securities	**–**	–	275
Write-down of mining interest	**–**	–	1,262
Write-down of supplies inventory	**165**	–	–
	(3,783)	(5,666)	(311)
Accounts payable and accrued liabilities	**(547)**	533	(138)
Closure cost expenditures	**(304)**	(2,057)	(692)
Loans payable	**(828)**	(1,043)	(659)
Inventories	**3,710**	7,194	(2,270)
Receivables	**2**	(68)	26
Proceeds of disposition of supplies inventory	**32**	–	–
Cash Flow Used for Operating Activities	**(1,718)**	(1,107)	(4,044)
Investing Activities			
Purchases of property, plant and equipment	**(86)**	(461)	(79)
Proceeds of disposition of property, plant and equipment	**848**	304	56
Reclamation sinking fund withdrawals	**108**	465	–
Cash Flow Provided By (Used for) Investing Activities	**870**	308	(23)
Financing Activities			
Issuance of share capital	**71**	1,181	31
Proceeds on sale of marketable securities	**–**	–	2,551
Cash Flow Provided By Financing Activities	**71**	1,181	2,582
Foreign Exchange	**108**	(26)	28
Net Increase (Decrease) in Cash and Cash Equivalents	**(669)**	356	(1,457)
Cash and cash equivalents – Beginning of year	**1,463**	1,107	2,564
Cash and Cash Equivalents – End of Year	$ **794**	$ 1,463	$ 1,107
Supplementary Schedule of Cash Transactions:			
Interest paid during the period	$ **25**	$ 61	$ 79
Income taxes paid during the period	$ **19**	$ –	$ –
Supplementary Schedule of Non-cash Transactions:			
Marketable securities received for mineral properties	$ **–**	$ –	$ 900
Stock-based compensation	$ **484**	$ 336	$ –
Accrued closure costs capitalized as property, plant and equipment	$ **–**	$ 495	$ –

See Accompanying Notes

Notes to Consolidated Financial Statements

April 30, 2005 and 2004
In thousands of U.S. dollars

1. Nature of Operations and Basis of Presentation

The Company is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A., a 100% interest in certain mineral properties, known as El Dorado, located in El Salvador and exploration interests in mineral claims in Chile and Argentina.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company's ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. While the Company is expending its best efforts in this regard, the outcome of these matters cannot be predicted at this time.

During the year, the Company incurred a loss of $4,634 and has an accumulated deficit of $52,706. The operations of the Company have primarily been funded by their interest in the Denton Rawhide Joint Venture and the issuance of common shares. Continued operations of the Company are dependent on the Company's ability to complete public equity financing and/or generate profitable operations in the future.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the going concern assumption used in preparing these financial statements.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

Basis of Presentation

These consolidated financial statements are presented in accordance with generally accepted accounting principles ("GAAP") applicable in Canada and have been reconciled as to significant differences in measurement to generally accepted accounting principles applicable in the United States as disclosed in Note 16.

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

These consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, Dayton Mining (US) Inc., Pacific Rim Exploration Inc., DMC Cayman Inc., Andacollo Gold Inc., La Serena Inc., Dayton Chile Exploraciones Mineras Limitada, Pacific Rim El Salvador S.A. de C.V., Pac Rim Cayman, Pac Rim Caribe III and International Pacific Rim S.A.

The 49% joint venture interest in Denton-Rawhide is accounted for on the proportionate consolidation basis.

a) Reporting Currency

The United States dollar is the Company's principal reporting currency and the currency of measurement for all financial transactions reported in these consolidated financial statements.

b) Cash, Cash Equivalents and Bullion

Saleable bullion inventory located at gold refiners is reported separately from all other inventories held. A total amount is reported for cash, cash equivalents and bullion to reflect management's view that the bullion reported is closely equivalent to cash, immediately available to cover short-term cash requirements.

c) Shut Down of Andacollo Mine

The carrying values of the assets and liabilities of the Chilean operating subsidiary that owned the Andacollo Mine were written off effective December 1, 2000 with a corresponding charge to income to reflect permanent closure of this mine and the estimated realizable value of capital assets after all liabilities have been liquidated.

Creditor distribution proceeds received from the "written off" subsidiary are credited in the year received to income as "Recovery of Investment In Andacollo Mine".

2. Significant Accounting Policies and Accounting Changes

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, demand deposits, and short term highly liquid investments with a term to maturity of three months or less from inception which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in values.

Bullion

Gold and silver bullion is valued at the lower of cost and estimated fair market value.

Inventories

Inventories, comprised of ore on leach pads, gold in process and mine operating supplies are valued at the lower of cost and net realizable value.

Property, Plant and Equipment

Property, plant and equipment is stated at estimated fair value as at the date of acquisition less accumulated depreciation and accumulated write-downs. Mining property, plant and equipment is depreciated using the unit of production method over estimated recoverable ounces.

Annually, reviews are undertaken to evaluate the carrying values of operating mines and development properties. If it is determined that the estimated net recoverable amount is less than the carrying value and the impairment in value is likely to be permanent, a write-down to the net recoverable amount is made by a charge to earnings.

All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned. Expenditures for the development of new mines, to define further mineralization in existing ore bodies, and to expand the capacity of operating mines, are capitalized and amortized on a units of production basis over estimated recoverable reserves.

Environmental Expenditures and Closure Costs

The operations of the Company may in the future be affected by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet standards set by relevant legislation by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries.

The Company's share of estimated closure costs associated with the Denton-Rawhide Mine at the time of acquisition was recognized in full as part of the acquisition cost. Increases in estimates of closure liabilities subsequent to the acquisition of Denton-Rawhide are accounted for in accordance with CICA 3110 "Asset Retirement Obligations" which conforms in all material respects to FASB (Financial Accounting Standards Board) Statement No. 143 as required under United States GAAP requirements for the reporting of asset retirement obligations. Effective May 1, 2003, the Company elected early implementation of CICA 3110, whereby the Company prospectively recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair market value can be made. The asset retirement costs are capitalized as part of the carrying amount of the long term asset to be amortized over the estimated remaining useful life of the asset and the associated liability is accreted over the estimated future ounces of gold production until settlement of the obligation. As a result of the adoption of this accounting standard, the carrying value of the Rawhide Mine and the corresponding asset retirement obligation was increased by $500 during the year ended April 30, 2004.

Income Taxes

The Company uses the asset and liability method of accounting for future income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes, which are likely to be realized.

Share Capital

i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

Stock-based Compensation

Effective May 1, 2003, the Company prospectively adopted the recommendations of CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" which requires fair value accounting for all stock options issued during the year. The prior years stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro forma disclosure was acceptable for awards made to employees.

Revenue Recognition

Revenues from the sale of all precious metal bullion are recognized when title to the bullion passes to the buyer, an arrangement exists, the price is fixed and determinable and collection is reasonably assured.

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuances would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Derivative Transactions

The Company may enter into gold hedging contracts to manage its exposure to fluctuations in the market price of gold and to establish minimum prices for a portion of its future production. The Company's entire hedging activity is considered normal course sales requiring settlements through physical delivery. Gains or losses on these contracts are included in sales revenue when product is delivered against the contract.

Foreign Exchange

Transaction amounts denominated in other currencies are translated into their United States dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year-end are included in earnings.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Variable Interest Entities (VIEs)

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15, "Consolidation of Variable Interest Entities," to harmonize the Guideline with the equivalent FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities." The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them. The Guideline is effective for annual and interim periods beginning on or after November 1, 2004, and upon adoption, will not materially impact the Company's results of operations and financial position.

3. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, bullion (Note 10), receivables, closure fund, accounts payable, loans payable and accrued closure costs. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4. Bullion

Details are as follows:

	April 30, 2005		April 30, 2004	
	Gold	*Silver*	*Gold*	*Silver*
Ounces at refinery	**84**	**850**	2,727	39,600
Market value per ounce ($/oz.)	**$ 434.00**	**$ 6.80**	$ 390.00	$ 6.00
Market value	**$ 36**	**$ 6**	$ 1,064	$ 237
Total market value	**$ 42**		$ 1,301	
Valuation – lower of cost and market	**$ 21**		$ 1,301	

5. Inventories

Details are as follows:

	April 30 2005	April 30 2004
Production inventory	$ **266**	$ 2,696
Supplies inventory	**–**	234
	$ **266**	$ 2,930

6. Property, Plant and Equipment

Details are as follows:

	April 30 2005	April 30 2004
Cost	$ **9,536**	$ 10,320
Accumulated depreciation and write-downs	**(5,237)**	(5,218)
	$ **4,299**	$ 5,102

7. Mineral Properties

a) El Salvador Properties

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. An Environmental Impact Study has been submitted to governmental authorities for their consideration and required approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area.

i) Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty ("NSR"). The Company has the right to purchase the NSR for $4,000 ($1,000 for 1.5% and $3,000 for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

All licences are subject to an El Salvador governmental NSR of 2%.

ii) The Company terminated an option agreement to acquire an interest in a property, known as La Calera Gold Project during the fiscal year without further liability to the Company.

iii) By option agreement dated November 14, 2003, the Company has agreed to acquire a parcel of land suitable for mineral exploitation activities within the El Dorado exploration licence area. The Company has paid an aggregate amount of $29. To fully exercise its purchase option a further payment of $971 is due and payable on or before April 2, 2006.

b) Denton-Rawhide Joint Venture

i) The Company owns a 49% interest in the Denton-Rawhide Mine. The Company's 49% interest in assets and liabilities related to the joint venture is summarized as follows:

	April 30 2005	April 30 2004
Current assets	$ **412**	$ 4,434
Property, plant and equipment	**46**	878
Closure fund	**3,122**	3,119
Current liabilities	**(560)**	(2,061)
Long-term liabilities	**(1,747)**	(1,636)
Net assets	$ **1,273**	$ 4,734

The condensed statements of operating income (loss) of the Company's 49% interest are as follows:

	Year Ended April 30, 2005	Year Ended April 30, 2004	Year Ended April 30, 2003
Sales	$ **11,868**	$ 12,140	$ 12,509
Gain on sale of property, plant and equipment	**848**	290	–
Costs and expenses	**(9,841)**	(13,483)	(13,348)
Net income (loss)	$ **2,875**	$ (1,053)	$ (839)

The condensed statements of cash flows of the Company's 49% interest are as follows:

	Year Ended April 30, 2005	Year Ended April 30, 2004	Year Ended April 30, 2003
Cash flows provided by operations	$ **6,624**	$ 5,160	$ 549
Cash flows provided by (used for) investment activities	**812**	(150)	(23)
Cash flows provided by (used for) financing activities	**(828)**	(1,021)	–
Net cash flow	$ **6,608**	$ 3,989	$ 526

During the year ended April 30, 2003, the Denton-Rawhide Mine experienced unexpected production shortfalls due to slower than expected heap leach recoveries. A review of the carrying value of the Denton-Rawhide investment indicated that the fair value of this investment had been impaired; therefore a $1,262 reduction in carrying value was recorded and charged to that year's operations.

ii) By agreement dated October 28, 2004 between the Company and Kennecott Rawhide Mining Company (the Denton-Rawhide joint venture partners -- "Rawhide") and Nevada Resource Recovery Group LLC ("NRRG"), Rawhide has agreed to the transfer of certain properties and assets required for an approved landfill business. The landfill will be operated and permitted by NRRG, utilizing the existing mine open pits as landfill sites, to dispose of permitted non-hazardous municipal wastes. As consideration for certain real property, including access and water rights, NRRG will pay $1,500. $500 of the amount has been paid into trust to fund additional activities needed to close the transaction, including the acquisition of title to additional lands within the area of interest to perfect the title of lands required for the operation. Should Rawhide complete these items and NRRG does not or is not able to complete their undertakings, any unspent balance in the trust will be released to Rawhide. The $1,000 balance of the consideration is to be paid on the scheduled closing date of October 31, 2006. Upon closing Rawhide and NRRG will sign a royalty payment agreement based on tipping fees generated by the landfill operation. Additional consideration, still to be determined, for certain buildings and other property required for the operation, will be paid to Rawhide on closing. The $500 received from NRRG has not been reflected in these financial statements as Rawhide has not yet removed the conditions for release from escrow.

c) United States Exploration Properties

Aurora and Surefire Properties, Nevada

The Company terminated these option agreements during the fiscal year without further liability to the Company.

d) Argentina Properties – Agreement with Silver Standard Resources Inc. ("SSO")

By agreement dated December 14, 2001, the Company agreed to sell its 100% interest in certain subsidiaries that held the Diablillos mineral property located in Argentina. As consideration, SSO paid $3,400 in cash and treasury shares. The Company received $1,500 in cash during the year ended December 31, 2001 and 383,025 common shares of SSO with a fair market value of $1,000 prior to the amalgamation date of April 11, 2002. During the fiscal year 2003, the Company received 142,970 shares of SSO, which had a fair market value of $900, thus completing the terms of the agreement. All amounts received from SSO were treated as a recovery of acquisition and deferred exploration costs on the Diablillos property and any recovery in excess of cost was treated as a gain, once received. The amount of the gain recorded during the year ended April 30, 2003 was $922.

8. Closure Fund, Accrued Closure Costs and Loan Payable

a) Loan Payable

The Company, as part of the Denton-Rawhide acquisition, agreed to reimburse Kinross Gold Corporation ("Kinross"), who was, at the time, a major shareholder of the Company and had a director in common, a principal amount of $2,118 for Kinross' interest in the reclamation and severance trust funds ("Closure Fund") held for the benefit of the Denton-Rawhide operation. The principal amount was repayable to Kinross, on an annual basis, from 25% of the net internal cash flow from the Denton-Rawhide Mine. Interest was payable annually at rates equivalent to those earned by the Closure Fund trust accounts. As a result of adjustments to working capital accounts at the time of purchase, the principal amount owing to Kinross was reduced to an outstanding amount of $1,849 of which $1,021 was paid on December 31, 2003 and the balance of $828 was paid at December 31, 2004.

Kinross became a non-related party to the Company in December 2003 by virtue of its disposal of its entire shareholdings in the Company.

b) Closure Fund

The Denton-Rawhide Closure Fund investments of $3,122 (2004 – $3,119) are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at April 30, 2005 was approximately $3,261 (2004 – $3,300). During the year ended April 30, 2005, $108 (2004 – $465) was drawn from the fund to pay severances owed to Denton-Rawhide employees due to the cessation of mining and processing activities and the related reduction of the workforce. These severances paid were part of the accrued closure costs. At April 30, 2005, closure trust funding is in excess of estimated total closure cost liabilities. The Company will not have access to any excess funding of these funds until all related closure liabilities are satisfied and reclamation work is deemed complete by the Denton-Rawhide joint venture operator. Completion date of the reclamation work cannot be reasonably estimated at this time.

c) Accrued Closure Costs

The Company estimates its share of closure liabilities at the Denton-Rawhide Mine to be $1,865 at April 30, 2005 (2004 – $1,826) of which $1,747 (2004 – $1,636) is long-term and $118 (2004 – $190) is current. The closure fund (Note 8b), held in trust, is provided as security to the mine operator for the Company's portion of estimated closure liabilities.

Estimated closure liabilities are as follows:

Accrued closure costs – April 30, 2004		
Current	$ 190	
Long-term	1,636	$ 1,826
Add: Pension liability accruals *		343
Less: Reclamation expenditures during the year		(304)
Accrued closure costs – April 30, 2005		
Current	$ 118	
Long-term	1,747	$ 1,865

* *The Company has determined that additional post-retirement benefit liabilities exist relating to employees of the Rawhide Joint Venture. The current and long-term portions of the estimated liability have been recognized on the consolidated balance sheet with a corresponding charge to mine operating income. The Rawhide Joint Venture operator is currently reviewing past accounting treatment of post-retirement plan funding. The Company anticipates that any accounting adjustments from this review will not negatively impact the future financial performance of the Joint Venture.*

9. *Share Capital*

Common Shares

The Company filed a Notice of Alteration of Articles, under the new Business Corporations Act (British Columbia) which, effective January 20, 2005 altered its authorized share structure from 1,000,000,000 common shares to an unlimited number of common shares.

Stock Options

Upon amalgamation, stock options outstanding under the plans of Dayton and PRMC were rolled over, provided that upon surrender, termination or expiry without exercise the shares would not be available for the grant of new options.

In October 2002 shareholders approved a stock option and bonus plan under which, up to 6,000,000 common shares are reserved for the grant of stock options and up to 367,000 common shares are reserved for the grant of bonus shares to directors, employees or consultants ("eligible parties").

Stock options or bonus shares may be granted under the 2002 Plan, by the Board of Directors, to eligible parties, for a term of up to 10 years, at the closing price on the TSX on the date prior to the grant, and on conditions as may be determined by the Board of Directors. Details are as follows:

	Number of Options			
	Pre-Amalgamation Plans	*October 2002 Plan*	*Weighted Average Exercise Price (in Cdn $)*	*Expiry*
Options outstanding at April 30, 2003	4,517,480	2,110,000	$ 0.73	2003-2007
Year ended April 30, 2004				
– granted	–	1,425,800	$ 0.80	2008
– expired/cancelled	(952,700)	(130,000)	$ 1.27	2004-2007
– exercised	(1,760,400)	(195,000)	$ 0.80	2003-2008
Options outstanding at April 30, 2004	1,804,380	3,210,800	$ 0.60	2004-2008
Year ended April 30, 2005				
– granted	–	1,330,000	$ 0.75	2010
– expired/cancelled	(65,080)	–	$ 1.33	2004
– exercised	(138,200)	(20,000)	$ 0.55	2004-2007
Options outstanding at April 30, 2005	1,601,100	4,520,800	$ 0.63	2005-2010
Vested as at April 30, 2005	1,601,100	3,358,867	$ 0.60	2005-2010

The following table summarizes information about stock options outstanding to directors and employees as at April 30, 2005.

Expiry Date	*Exercise Price (in Cdn $)*	*Number Outstanding*	*Number Vested*
May 29, 2005	$ 0.54	625,100	625,100
July 4, 2006	$ 0.29	976,000	976,000
April 18, 2007	$ 0.62	1,790,000	1,790,000
July 23, 2008	$ 0.43	170,800	113,867
October 8, 2008	$ 0.85	1,230,000	811,667
February 18, 2010	$ 0.75	1,330,000	643,333
		6,121,900	4,959,967

On February 18, 2005, the Company granted an additional 1,330,000 incentive stock options under its stock option plan at an exercise price of CDN$0.75 per share. Options issued to full and part-time employees and consultants vest as to one-third upon grant and one third on each of the following two anniversary dates of the grant. Options issued to non-executive directors vest 100% upon grant. The options expire on February 18, 2010.

The Company has prospectively adopted the recommendations of CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" for stock options granted to directors, officers and employees effective May 1, 2003. Comparative figures have been shown on a pro forma basis, as required.

		2005 (i)		2004 (i)		2003 (ii)
Stock-based compensation expense relating to:						
Administrative costs	$	**411**	$	316	$	473
Exploration costs		**73**		20		–
Total stock-based compensation	$	**484**	$	336	$	473
Loss for the year – as reported	$	**(4,634)**	$	(6,859)	$	(2,800)
Loss for the year – pro forma	$	**N/A**	$	N/A	$	(3,273)
Loss Per Share – Basic and Diluted						
As reported	$	**(0.06)**	$	(0.09)	$	(0.04)
Pro-forma	$	**N/A**	$	N/A	$	(0.04)

(i) Recorded as an expense with the offsetting entry to contributed surplus.
(ii) Disclosed as an expense on a pro forma basis only.

The fair value of the options used in the information above has been estimated at the date of grant of options using the Black-Scholes Option Pricing Model with the following assumptions:

	April 30, 2005	April 30, 2004	April 30,2003
Average risk free interest rate	**3.46%**	3.85%	4.31%
Average expected option life	**4 years**	4 years	4 years
Stock volatility – based on trading history	**87.39%**	82.31%	89.46%
Dividend payments during life of option	**Nil**	Nil	Nil

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially effect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

10. *Gold Sales Contracts*

(Metal prices in U.S. Dollars)

At April 30, 2005, the Company's gold hedging position consisted of 3,000 ounces (2004 – 6,000) of forward sales contracts for future delivery of gold at various dates from May 2005 to July 2005 (2004 – May to October 2004) at an average price of US$442 (2004 – US$411) per ounce. At April 30, 2005 the Company had no financial exposure to market risks related to the settlement of outstanding hedges as gold spot prices were approximately US$434 (2004 – US$390) per ounce at that date. The estimated fair value of these contracts at the April 30, 2005 spot prices was $24 (2004 – $126), which represents the fair value to the Company on the balance sheet date if it were to settle these instruments prior to their maturity.

The credit risk exposure related to the Company's gold hedging activities is limited to the unrealized gains (losses) on outstanding contracts based on current market prices. The Company's gold hedging contract counter parties are large international credit-worthy institutions.

11. Income Taxes

As at April 30, 2005 the Company has the following tax loss carry forwards:

Country	Category		Amount	Expiry
Argentina	Operating losses	$	2,353	2006-2010
Canada	Non-capital losses	$	7,850	2006-2015
	Net capital losses	$	2,595	N/A
	Mineral expenditures	$	11,007	N/A
El Salvador	Mineral expenditures	$	17,124	(i)
United States	Operating losses – Regular tax	$	14,152	2006-2025
	Operating losses – Alternative minimum tax	$	10,110	2006-2025

(i) These expenditures expire when they are written-off for local accounting purposes.

Future income tax assets are not recorded for the above tax loss carry forwards due to the significant uncertainty of their recovery. The tax losses may be subject to audit and adjustment by local tax authorities as well as other local regulations.

12. Commitments

Lease Commitments

The Company has entered into operating leases for office premises, a photocopier and a vehicle. Minimum lease payments are as follows:

	Office (i) Premises	Photocopier	Vehicle	Total
2006	$ 62.5	$ 3.8	$ 24.6	$ 90.9
2007	29.8	3.8	24.6	58.2
2008	17.2	3.8	2.1	23.1
2009	–	1.6	–	1.6
	$ 109.5	$ 13.0	$ 51.3	$ 173.8

(i) In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

13. Contingent Liability

The Rawhide joint venture partner and operator asserts that the Rawhide joint venture is required to pay future pension funding interest obligations, based on actuarial estimates of up to $2,000 (Pacific Rim's portion would be approximately $1,000) over the next 30 years. The operator's assertion is based on their current belief that the joint venture partners are responsible for all future pension obligations based on actuarial calculated amounts for an unfunded plan. The Company maintains this assertion is incorrect based on a joint venture partners' agreement at the inception of joint venture pension accounting that stipulates that the joint venture would only be responsible for actuarially calculated current service costs, which have all been paid to date. The Company believes there are no grounds for the operator's assertion and will vigorously defend this position.

14. *Segmented Information*

Details are as follows:

	Year Ended April 30 2005	Year Ended April 30 2004	Year Ended April 30 2003
Total Assets			
Canada	$ **589**	$ 1,017	$ 99
USA	**3,661**	8,556	17,094
El Salvador	**4,354**	4,457	4,252
Argentina	**11**	–	–
Chile	**3**	3	2
Total	$ **8,618**	$ 14,033	$ 21,447
Total Property, Plant and Equipment			
Canada	$ **5**	$ 9	$ 8
USA	**60**	909	1,263
El Salvador	**4,234**	4,184	4,184
Argentina	**–**	–	–
Chile	**–**	–	–
Total	$ **4,299**	$ 5,102	$ 5,455
Revenue, Excluding Interest Income			
Canada	$ **–**	$ –	$ –
USA	**11,868**	12,140	12,509
El Salvador	**–**	–	–
Argentina	**–**	–	–
Chile	**–**	–	–
Total	$ **11,868**	$ 12,140	$ 12,509
Depreciation, Depletion and Amortization			
Canada	$ **4**	$ 5	$ 4
USA	**874**	1,290	3,088
El Salvador	**–**	–	–
Argentina	**–**	–	–
Chile	**–**	–	–
Total	$ **878**	$ 1,295	$ 3,092
Net Income (Loss)			
Canada	$ **(1,045)**	$ (971)	$ 887
USA	**2,352**	(1,475)	(1,004)
El Salvador	**(6,047)**	(4,822)	(3,151)
Argentina	**(116)**	(39)	(40)
Chile	**222**	448	508
Total	$ **(4,634)**	$ (6,859)	$ (2,800)

15. *Subsequent Events*

Sale of Andacollo Mine

Subsequent to year-end, the Company entered into a letter of intent dated June 20, 2005, with an arms-length buyer, to sell the previously written off Andacollo assets for payments totalling $5,400. Payment terms are: $300 non-refundable deposit which was paid by the purchaser upon signing the letter of intent for the exclusive right to conduct due diligence and execute a definitive purchase agreement during a 30-day period from the signing of the letter of intent, $2,700 due and payable upon the signing of the definitive agreement ("Closing"), $1,000 within 12 months of Closing and $1,400 within 24-months of Closing. The buyer may extend the initial due diligence period by an additional 30-days by the payment of an additional $300 non-refundable deposit resulting in the payment to be made upon closing being reduced to $2,400.

Two previous non-related agreements for the sale of Andacollo Mine were cancelled during the year. The Company retained $100 non-refundable deposits for each agreement for a total of $200 which has been recorded in these statements as a Recovery of Investment in Andacollo Mine.

16. United States Generally Accepted Accounting Principles ("US GAAP")

The effect of the measurement differences between Canadian GAAP and US GAAP are summarized below.

Under US GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded as a separate component of shareholders' equity. Declines in fair value that are other than temporary are written off. Under Canadian GAAP, investments in marketable securities are carried at the lower of cost and estimated fair market value.

Under United States GAAP, adjustments arising from foreign currency translations are deferred until realization and are included as a separate component of shareholders' equity as a component of comprehensive income or loss. Therefore, translation adjustments are not included in determining net income but reported as other comprehensive income. Under Canadian GAAP, translation adjustments are included in net income. There is no comprehensive income category in Canada.

The significant changes in the consolidated financial statements relative to US GAAP are as follows:

Statements of Loss *(in thousands of US dollars, except for per share amounts)*

	Year Ended April 30 2005	Year Ended April 30 2004	Year Ended April 30 2003
Net loss following Canadian GAAP	$ **(4,634)**	$ (6,859)	$ (2,800)
Loss on write-down of marketable securities	**–**	–	–
Net loss following US GAAP	**(4,634)**	(6,859)	(2,800)
Unrealized holding gain on marketable securities	**–**	–	50
Loss on write-down of marketable securities	**–**	–	–
Foreign exchange adjustment	**(108)**	26	(28)
Comprehensive loss, following US GAAP	**(4,742)**	(6,833)	(2,778)
Weighted average number of common shares, computed under US GAAP (thousands of shares)	**80,514**	79,146	78,450
Loss per share, following US GAAP	$ **(0.06)**	$ (0.09)	$ (0.04)

Deficit and Comprehensive Gain (Loss) *(in thousands of US dollars)*

	April 30, 2005	April 30, 2004	April 30, 2003
Deficit			
Adjusted deficit, beginning of year per US GAAP	$ **(48,086)**	$ (41,253)	$ (38,475)
Net loss per US GAAP	**(4,742)**	(6,833)	(2,778)
Adjusted deficit, end of year per US GAAP	$ **(52,878)**	$ (48,086)	$ (41,253)
Accumulated Other Comprehensive Gain (Loss)			
Beginning of year per US GAAP	$ **2**	$ 28	$ (50)
Current year other comprehensive gain (loss)	**108**	(26)	78
Accumulated other comprehensive gain (loss), end of year per US GAAP	$ **110**	$ 2	$ 28

As the Company delivers gold against outstanding forward sales contracts, it has determined that there is no impact from the adoption of Statement of Financial Accounting Standard ("SFAS") No. 133, Accounting For Derivative Instruments and Hedging Activities.

Recent U.S. Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 143, "*Accounting for Asset Retirement Obligations*". SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related obligation for its recorded amount or incurs a gain or loss upon settlement. The Company adopted SFAS No. 143, as required, on May 1, 2003.

In August 2001, the FASB issued SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-lived Assets.*" SFAS No. 144 was issued to resolve certain implementation issues that had arisen under SFAS No. 121. Under SFAS No. 144, a single uniform accounting model is required to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and certain additional disclosures are required. The Company adopted SFAS No. 144, as required, with no material impact on its financial statements.

In April 2002, the FASB issued SFAS No. 145, "*Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.*" SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements, by rescinding SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB No. 30 will now be used to classify those gains and losses. Additionally, SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Finally, SFAS No. 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. The Company adopted the provisions of SFAS No. 145 that amended SFAS No. 13, as required, on May 15, 2002 for transactions occurring after such date with no material impact on its financial statements. The Company adopted the remaining provisions of SFAS No. 145, as required, on May 1, 2003 with no material impact on its financial statements.

In June 2002, the FASB issued SFAS No. 146, "*Accounting for Costs Associated with Exit or Disposal Activities.*" SFAS No. 146 was issued to address the financial accounting and reporting for costs associated with exit or disposal activities, unless specifically excluded. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured at its fair value in the period in which the liability is incurred. The Company adopted SFAS No. 146, as required, on May 1, 2003 with the result that the carrying value of the Rawhide Mine and the corresponding asset retirement obligation was increased by $0.5 million.

In December 2002, the FASB issued SFAS No. 148, "*Accounting for Stock-Based Compensation – Transition and Disclosure.*" SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company adopted SFAS No. 148, on May 1, 2003.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "*Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.*" FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity, if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15,

2003. However, in December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions of FIN 46, and to exempt certain entities from its requirements. Under the new guidance, there are new effective dates for companies that have interests in structures that are commonly referred to as special-purpose entities. The rules are effective in financial statements for periods ending after June 15, 2004. The adoption did not have any impact on the Company's financial statements.

On April 30, 2003, the FASB issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities."* SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149, as required, on July 1, 2003, with no material impact on its financial statements.

In May 2003, the FASB issued SFAS 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."* SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS 150, as required, on August 1, 2003, with no material impact on its financial statements.

In December 2003, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition. SAB 104 revises or rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company's financial statements.

In November 2004, the FASB issued SFAS No. 151, *"Inventory Costs, an amendment of ARB No. 43, Chapter 4"* which will become effective for fiscal years beginning after June 15, 2005. This standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material should be expensed as incurred and not included in overhead. In addition, this standard requires that the allocation of fixed production overhead costs to inventory be based on the normal capacity of the production facilities. The adoption of this standard is not expected to have material effect on the Company's results of operations or financial position.

In November 2004, the Emerging Issues Task Force issued EITF Abstract 03-13 (EITF 03-13) to provide guidance on applying SFAS 144, "Determining Whether to Report Discontinued Operations." SFAS 144 discusses when an entity should disclose a "component" as discontinued operations. Under SFAS 144, a component should be disclosed as discontinued operations when continuing cash flows are eliminated and when there is no significant continuing involvement with the component. EITF 03-13 provides additional guidance on factors to consider in evaluating what constitutes continuing cash flows and continuing significant influence. This statement is effective for fiscal periods beginning after December 15, 2004. The Company does not expect there to be any material impact on the operations or financial position upon adoption of the guidance.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, "Share Based Payment." SFAS 123R is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25,

"Accounting for Stock Issued to Employees" and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In December 2004, FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29." The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions," *is based on the principle that exchanges of nonmonetary assets should be* measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

Corporate Information

Directors



William Myckatyn
Chairman of the Board
Chair of Environmental and Compensation Committees



Thomas Shrake
Chief Executive Officer



Catherine McLeod-Seltzer
President



David Fagin
Chair of Audit Committee



Anthony Petrina



Paul Sweeney

Officers

Thomas Shrake	*Chief Executive Officer*
Catherine McLeod-Seltzer	*President*
F. John Norman	*Chief Financial Officer*
Kathryn Church	*Vice President Administration & Corporate Secretary*
Barbara Henderson	*Vice President Investor Relations*

Key Technical Personnel

Fred Earnest	*General Manager, El Dorado Project*
William Gehlen	*Senior Exploration Manager*
Dave Ernst	*Chief Geologist*

Head Office

Suite 410 – 625 Howe Street
Vancouver, British Columbia V6C 2T6 Canada
Tel: 604-689-1976 or 1-888-775-7097
Fax: 604-689-1978
Email: info@pacrim-mining.com
Website: www.pacrim-mining.com

Exploration Office

Suite 105, 3545 Airway Drive
Reno, Nevada 89511 USA
Tel: 775-852-5888
Fax: 775-852-0323
Email: pacrim-exp@sbcglobal.net

Transfer Agent

Shareholder enquiries relating to address changes and share certificates should be directed to:

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1 Canada
Tel: 1-800-564-6253
Fax: 1-866-249-7775
Email: caregistryinfo@computershare.com

Auditors

Staley, Okada & Partners
(Chartered Accountants)
Vancouver, British Columbia

Legal Counsel

Gowling, Lafleur, Henderson LLP
Vancouver, BC, Canada

Dorsey & Whitney LLP
Seattle, WA, USA

Capitalization and Listing

(as at April 30, 2005)
80,642,194 shares issued and outstanding
86,764,094 shares fully diluted
unlimited shares authorized
Trading Symbol PMU on The Toronto (TSX) and American (AMEX) Stock Exchanges

Website Address

www.pacrim-mining.com

Investor Relations

Barbara Henderson
info@pacrim-mining.com


PACIFIC RIM
MINING CORP.

Suite 410 – 625 Howe Street
Vancouver, British Columbia V6C 2T6 Canada
Tel: 604-689-1976 or 1-888-775-7097
Fax: 604-689-1978
Email: info@pacrim-mining.com
www.pacrim-mining.com
TSX: PMU
AMEX: PMU